FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of July, 2022 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - June 2022 Earnings presentation

Earnings Presentation — H1’22 28 July 2022

2 Important information Non-IFRS and alternative performance measures This presentation contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2021. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on 1 March 2022, as updated by the Form 6-K filed with the SEC on 8 April 2022 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q2 2022 Financial Report, published as Inside Information on 28 July 2022. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this presentation, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander advises that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this presentation, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, in addition to others discussed elsewhere in this presentation, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US (5) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crises; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire Group or significant subsidiaries.

3 Important information Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise. No offer The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements about historical performance or accretion must not be construed to indicate that future performance, share price or results (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this presentation should be taken as a profit forecast. Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Santander assumes no liability for any discrepancy.

4 Index 1 Appendix 3 Group and Business areas review Final remarks 2 4 H1’22 Highlights

# We are executing our strategy to drive greater growth, profitability and strength

## Growth

YoY percentage changes

| | |
|---|---|
| Total customers | +5% |
| Digital customers | +10% |
| Digital sales / total | +4pp |
| Loans[1] | +6% |
| Deposits[1] | +5% |
| NII + fees[1] | +7% |

## Profitability

H1'22 data and YoY percentage change

| | |
|---|---|
| Profit | €4,894mn |
| Efficiency ratio | 45.5% |
| RoTE | 13.7% |
| EPS | +38% |

## Strength

H1'22 data and YoY percentage change

| | |
|---|---|
| CoR | 0.83% |
| NPL ratio | 3.05% |
| FL CET1 | 12.05% |
| TNAVps + Cash DPS | +9% |

Santander

(1) YoY percentage changes in constant euros. In euros: loans: +8%; deposits: +7%; NII + fees +14%. Loans and advances to customers excluding reverse repos. Customer deposits excluding repos

5

# Steady customer growth and commercial strategy reflected in volumes increases in all products and segments

## Customer loans: +6% YoY



€344bn +7%
€280bn +6%
€391bn +4%
Other
Private Bkg
Cards
Non-Auto
Auto
26
14
17
74
149
+20%
+5%
+16%
+6%
+4%
142
249
SCIB
+13%
SMEs & Corporates
+0.3%
Individual mortgages
Consumer & others
Companies

## Customer deposits: +5% YoY



€718bn +3%
€197bn +13%
Demand deposits
Time deposits

- **Loan portfolio well diversified** by segment: roughly 1/3 individual mortgages; 1/3 consumer; 1/3 companies
- **QoQ and YoY growth in loans in all countries**
- **Mortgages** driven by the UK and Spain, **Consumer & others** by all products, with a strong performance in **SCIB** while **SMEs and Corporates** were affected by weaker market demand

Santander

Note: changes in constant euros.

6

7(1) Q1'21: restructuring costs (net of tax), corresponding mainly to the UK and Portugal. (2) Contribution as a % of operating areas, excluding the Corporate Centre. Continued profit momentum, maintaining main P&L trends: top line growth, greater sustainable efficiencies and LLP normalization € million H1'22 H1'21 Euros NII 18,409 16,196 14 7 Net fee income 5,852 5,169 13 7 Trading and other income 859 1,330 -35 -40 Total revenue 25,120 22,695 11 4 Operating expenses -11,435 -10,377 10 5 Net operating income 13,685 12,318 11 3 LLPs -4,735 -3,753 26 18 Other results -1,035 -937 10 9 Underlying PBT 7,915 7,628 4 -5 Underlying att. profit 4,894 4,205 16 7 Net capital gains and provisions¹ 0 -530 -100 -100 Attributable profit 4,894 3,675 33 21 % change Constant euros Europe South America North America Digital Consumer Bank Underlying attributable profit (€ mn) Contribution to Group’s underlying profit2 31% 26% 33% 10% 1,839 1,578 1,946 572 Corporate Centre -1,040 652 736 225 207 1,090 546 1,365 391 145

8 The Group’s solid customer, volume and profit growth was supported by all our regions and businesses Underlying att. profit (€mn) Net operating income (€mn) Europe South America North America H1’22 vs. H1’21 RoTE1 Customer deposits (€bn) Customer loans (€bn) Digital Consumer Bank Total customers (mn) Digital Consumer Bank Note: YoY changes in constant euros. Loans and advances to customers excluding reverse repos. Customer deposits excluding repos. (1) Adjusted RoTEs: adjusted based on Group’s deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 8.8% for Europe, 12.2% for North America, 20.8% for South America and 12.0% for DCB. 46.4 589 609 4,417 1,839 8.8% +1% +5% +5% +17% +38% +2.1 pp 25.3 152 124 3,088 1,578 12.2% +3% +7% +4% -9% -10% -2.1 pp 65.8 148 124 5,780 1,946 20.8% +11% +12% +5% +7% +7% +0.6 pp 19.4 119 58 1,325 572 12.0% -- +4% +7% +3% +16% +1.6 pp 12 1 3.2p 23.3 -3.0p 27.6 1.0p 12.8 .9p

9 Positive performance in key metrics … Note: FY’21 underlying RoTE of 12.7%. • Best-in-class efficiency, supported by higher revenue and ongoing cost management • Our transformation plan continues to progress towards a more integrated and digital operating model • RoTE improved 1.7pp vs. FY’21. Above European banks average profitability • We are on track to reach our 2022 target 46.2% 45.5% 45.0% FY'21 H1'22 2022 target 12.0% 13.7% >13.0% FY'21 H1'22 2022 target Efficiency ratio RoTE

10 … while delivering shareholder value (1) Including €4.85 cents from the cash dividend paid in Nov-21 and €5.15 cents paid in May-22. (2) The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. 3.98 4.24 Jun-21 Jun-22 € TNAV per share • Performance driven by attributable profit and FX movements, mainly offset by cash dividend • TNAVps + cash DPS1: +9% YoY 19.7 27.2 H1'21 H1'22 € cents EPS • EPS +38% YoY (+19% vs H1’21 underlying EPS) • Sustained earnings per share growth, driven by higher profit and share buybacks • 546mn shares amortized this year through buybacks (3.2% of capital) Our 2022 shareholder remuneration policy2 is 40% payout split in equal parts (cash and share buybacks)

11 Continued organic generation, maintaining the CET1 ratio above 12% (1) Data published in Q1’22, which included the acquisition of Amherst Pierpont (completed in April 2022). (2) Cash dividend accrual corresponding to 20% of Q2'22 profit. The implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals. (3) Including -13bps of HTC&S. 12.05-0.08 -0.05 -0.16 12.05 +0.26 +0.03 Mar-22 Pro forma Gross organic generation Cash dividend accrual Corporate transactions Regulatory & models Markets & others Jun-22 1 3 2 • Continued profit growth – RoTE 13.7% (12.0% in FY’21) • Disciplined capital allocation strategy with: – RWAs rising below loan growth +1% < +6% (excluding FX impact) – H1’22 front book RoRWA of 2.5% – % of RWAs with RoE < CoE of 23% (30% in FY’21) • As of Jun-22, the distance to the MDA is 307bps % Q2 fully-loaded CET1 ratio performance CET1 €72.2bn €73.0bn RWAs €599bn €605bn

12 Supporting the green transition of our customers, committed to our climate change goals and financial inclusion Note: H1’22 data not audited. (1) More information in our Climate Finance Report 2021–June 2022. (2) Refers to power generation clients with over 10% of their revenue depending on thermal coal. (3) Only SCIB global business. (4) AuMs classified as Article 8 and 9 funds (SFDR) from SAM, plus third-party funds and other ESG products according to EU taxonomy from Private Banking. We apply equivalent ESG criteria to SAM's funds in Latin America. Green finance3 €74bn since 2019 Target: €120bn by 2025 €30bn Jun-22 Target: €100bn by 2025 AuMs in Socially Responsible Investments4 Financially empowered people Social & Governance 20% of long-term incentives in scorecard Energy Power generation Steel Thermal coal-related power2 and mining Aviation Key sustainability metricsDecarbonization targets1 2030 (vs 2019) Additional net-zero targets in 2023 -46% emissions intensity Phase-out -29% absolute emissions -33% emissions intensity -32% emissions intensity N E W 9mn since 2019 Target: 10mn by 2025 Top management ESG incentives

13 Index 1 Appendix 3 Group and Business areas review Final remarks 2 4 H1’22 Highlights

14(1) Single Resolution Fund (SRF) and, in Poland, Institutional Protection Scheme (IPS). (2) Q1'21: restructuring costs (net of tax), corresponding mainly to the UK and Portugal. We maintained the main P&L trends in a quarter impacted by regulatory charges1 1,608 2,067 2,174 2,275 2,543 2,351 2,138 Q1'21 Q2 Q3 Q4 Q1'22 Q2 Attributable profit (Constant € mn) € mn Attributable profit Underlying profit +5% QoQ Excluding SRF & IPS1 € million H1'22 H1'21 Euros NII 18,409 16,196 14 7 Net fee income 5,852 5,169 13 7 Trading and other income 859 1,330 -35 -40 Total revenue 25,120 22,695 11 4 Operating expenses -11,435 -10,377 10 5 Net operating income 13,685 12,318 11 3 LLPs -4,735 -3,753 26 18 Other results -1,035 -937 10 9 Underlying PBT 7,915 7,628 4 -5 Underlying att. profit 4,894 4,205 16 7 Net capital gains and provisions² 0 -530 -100 -100 Attributable profit 4,894 3,675 33 21 % change Constant euros +1% QoQ Excluding SRF & IPS1 1,794 2,256 2,297 2,411 2,602 2,292

15 17.2 18.4 5.5 5.9 1.4 0.9 24.1 25.1 H1'21 H1'22 Revenue up boosted by NII and fees, partly offset by lower trading gains and other income Total revenue Constant € bn Other income Fees NII • In Q2, total revenue increased 4% excluding the SRF & IPS contributions • NII and net fee income (97% of total income) increased QoQ and YoY supported by volumes, greater interest rates and activity • In Q2, lower trading gains due to FX hedge and other income affected by the SRF & IPS contributions and lower US lease income (1) SRF and IPS contributions amounted to €402mn and €88mn, respectively in Q2’22. Fees NII Revenue breakdown Constant € mn 8,722 9,025 9,384 2,761 2,865 2,987 256 393 350Trading gains Other income Revenue 232 262 -146 Q1'21 Q2 Q3 Q4 Q1'22 Q2 11,971 12,546 12,574

# Sustained NII growth with improvements in both volumes and NIM

## NII performance by country

| | NII | Loans | Deposits | NIM[1] H1'21 | NIM[1] H1'22 |
|---|---|---|---|---|---|
| | YoY changes in constant euros | | | | |
| Group | +7% | +6% | +5% | 2.38% | 2.49% |
| Spain | -6% | +7% | +12% | 1.06% | 0.95% |
| UK | +13% | +4% | -3% | 1.26% | 1.43% |
| Portugal | -8% | +2% | +6% | 1.33% | 1.17% |
| Poland | +92% | +8% | +6% | 2.09% | 3.74% |
| USA | 0% | +5% | +5% | 4.12% | 3.68% |
| Mexico | +9% | +11% | +2% | 4.19% | 4.48% |
| Brazil | +2% | +9% | +4% | 5.57% | 5.54% |
| Chile | +7% | +11% | -7% | 3.62% | 3.51% |
| Argentina | +93% | +55% | +67% | 9.71% | 12.29% |
| DCB | +1% | +4% | +7% | 3.00% | 2.94% |

- **Spain:** pressure on yields and smaller ALCO portfolio
- **UK:** higher interest rates and volumes
- **Portugal:** pressure on yields and smaller ALCO portfolio
- **Poland:** strong interest rate hikes and activity across segments

- Higher volumes and interest rates in both countries
- **USA:** NIM pressured by consumer loan pricing competition
- **Mexico:** strong loan growth in individuals and corporates

- **Brazil:** margins backed by volumes growth and credit mix, partly offset by negative sensitivity to rate hikes
- **Chile:** increased UF and loan portfolio, and despite the negative sensitivity of the balance sheet
- **Argentina:** higher volumes and interest rates (+1,100bps)

- Higher new business rates and change of mix offset by increasing funding costs

(1) NII / Average total earning assets.

Santander 16

# Net fee income backed by customer activity and growth in higher value-added products

## Net fee income

YoY changes in constant euros

| | | |
|---|---|---|
| **Group** | **+7%** | |
| Europe | +7% | Spain +7%, UK -17%, Portugal +17%, Poland +8% |
| North America | -1% | US -17%, Mexico +16% |
| South America | +10% | Brazil +3%, Chile +21%, Argentina +88% |
| Digital Consumer Bank (DCB) | +7% | |

## Activity

YoY changes in constant euros

| | | |
|---|---|---|
| Cards turnover **+20%** | PoS turnover **+30%** | Transactional fees **+9%** |
| Insurance premiums[1] **+17%** | Mutual and pension fund fees **+5%** | GTB+GDF fees **+20%** |

- **Europe** grew strongly mainly driven by CIB, higher card transactionality and insurance. The UK affected by CIB transfer (flattish like-for-like)
- **North America:** strong growth in Mexico (insurance, cards and mutual funds). In the US, Bluestem impact and lower overdraft fees
- Growth in **South America** boosted by transactional businesses, payments and insurance
- Fees at **DCB** increased on the back of new lending volumes

Santander

(1) Gross written insurance premiums.

17

# We continue to make structural changes to our operating model, driving sustainable efficiencies and mitigating the effects of overall higher inflation

## Costs by region

YoY changes in constant euros

| | | | In real terms[1] |
|---|---|---|---|
| Group | +5% | » | -4.1% |
| Europe | -1% | » | -6.8% |
| North America | +5% | » | -2.5% |
| South America[2] | +16% | » | -1.1% |
| Digital Consumer Bank | +2% | » | -2.9% |

## Efficiency ratio

| | H1'22 | YoY change |
|---|---|---|
| Group | 45.5% | -0.2pp |
| Europe | 48.5% | -3.9pp |
| North America | 46.6% | +3.4pp |
| South America | 35.3% | +0.8pp |
| Digital Consumer Bank | 48.5% | -0.3pp |

- **Focus on efficiency** with the aim of maintaining **costs below inflation**
- Improved efficiency ratio in **Europe** (-3.9pp to 48.5%) benefitting from our transformation process. In real terms, decreases in all countries
- **North America:** in real terms, strong decrease in the US while Mexico up due to insourcing of employees and investments in digitalization
- **South America** affected by salary agreements. Slight fall in real terms, with outstanding efficiency in the region. Of note, Brazil (c.30%)

Santander

(1) Excluding the impact from average inflation.
(2) South America excluding Argentina: +10.5%, +0.5% in real terms.

18

19 Jun-21 Mar-22 Jun-22 CoR2 0.94% 0.77% 0.83% NPL ratio 3.22% 3.26% 3.05% Coverage ratio 73% 69% 71% Stage 1 €904bn €967bn €998bn Stage 2 €70bn €68bn €66bn Stage 3 €33bn €36bn €34bn 2.1 1.9 2.3 1.6 2.2 2.6 Q1'21 Q2 Q3 Q4 Q1'22 Q2 Constant € bn Asset quality remains robust with LLPs normalizing following releases in 2021 Loan-loss provisions 1 Credit quality • In Q2, LLPs increased mainly due to Poland (CHF mortgages), the US (macroeconomic outlook) and Brazil (retail) • YoY comparison impacted by releases in the UK and the US in Q2’21. Rises also in Brazil and Poland • Continued quarterly NPL ratio improvement in most units. The fall in Spain in Q2 was accelerated by portfolio sales • CoR remained well below 1% (1) Includes overlay partial release. (2) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. Considering annualized H1’22 provisions, cost of credit would be 0.91%. (3) New definition of default (NDD) applied in Q1’22 (impact on the NPL ratio of +19bps). 3

20 Group 0.77% 0.83% Spain 0.92% 0.79% UK -0.09% -0.02% Portugal 0.09% -0.05% Poland 0.67% 0.95% USA 0.43% 0.78% Mexico 2.44% 2.05% Brazil 3.73% 4.26% Chile 0.85% 0.89% Argentina 3.01% 3.07% DCB 0.46% 0.44% Cost of risk remained at low levels in most countries • Spain: lower LLPs with improved credit quality • UK: gradual normalization after releases in Q2 and Q4’21 • Portugal: LLP releases in 2021 • Poland: higher LLPs impacted by CHF mortgage related charges while BAU provisions improved • USA: LLP releases in 2021, still well below pre-pandemic levels • Mexico: good performance of loan portfolio (mainly cards, CIB) • CoR remains low for the consumer business (1) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. DCB Dec-21 Jun-22 CoR1 performance by country • Brazil: secured individuals, SMEs and corporates (80% of total portfolio) were stable, while CoR up in unsecured individuals. Coverage ratio Over 90 well above pre-pandemic levels • Chile and Argentina: CoR remains at low levels

21 Secured, 65% Unsecured, 35% Spain, 25% UK, 25% Portugal, 4% US, 11% Other Europe, 1% Poland 3% Mexico, 4% Brazil, 9% Chile, 4% Other South Am. 2% DCB, 12% Highly-collateralized and diversified portfolio with a medium-low risk profile Loan portfolio breakdown Jun-22 €1,015bn €1,015bn Mature Developing • Our loan portfolio is characterized by a medium-low risk profile: concentrated in mature markets (c.80%) • High quality portfolio with an adequate coverage ratio. 65% secured, mostly by real estate collateral • By segment: c.90% of mortgage portfolio with LTV <80%; best-in-class NPL in consumer lending with c.2 years average duration; SMEs & Corporates, c.50% real guarantees, rest is mainly working capital (typically short term); SCIB, >65% investment grade and 42% rated above A- with an NPL ratio of 1.3%

22 Detail by country and business

## Spain

- **Growing customer base every month in 2022,** reflected in in individuals' business (loans, deposits and insurance up)
- **Profit growth** due to CoR improvement and cost control while revenue was flat. SRF charge in Q2

| Loans | Deposits | Mutual Funds |
|---|---|---|
| €253bn +7% | €303bn +12% | €74bn -3% |
| **Efficiency** | **CoR[1]** | **RoTE[2]** |
| 49.4% -2.6pp | 0.79% -12bps | 7.8% +3.4pp |

| P&L* | Q2'22 | % Q1'22 | H1'22 | % H1'21 |
|---|---|---|---|---|
| NII | 1,017 | 2.0 | 2,015 | -5.8 |
| Net fee income | 730 | -2.1 | 1,475 | 7.1 |
| Total revenue | 1,916 | -5.2 | 3,937 | 0.9 |
| Operating expenses | -971 | -0.1 | -1,943 | -4.1 |
| **Net operating income** | 945 | -9.9 | 1,994 | 6.4 |
| LLPs | -416 | 6.3 | -807 | -25.6 |
| **Underlying att. profit** | 287 | -21.4 | 652 | 86.1 |

(*) € mn and % change

## UK

- **Strong net mortgage lending (£7bn)** and higher rates
- **Profit up YoY** fuelled by NII and efficiency gains, but partially offset by higher LLPs (releases in H1'21)

| Loans | Deposits | Mutual Funds |
|---|---|---|
| €251bn +4% | €221bn -3% | €8bn -12% |
| **Efficiency** | **CoR[1]** | **RoTE[2]** |
| 51.2% -5.3pp | -0.02% -11bps | 16.1% +0.2pp |

| P&L* | Q2'22 | % Q1'22 | H1'22 | % H1'21 |
|---|---|---|---|---|
| NII | 1,227 | 4.3 | 2,418 | 13.1 |
| Net fee income | 110 | 20.6 | 202 | -17.5 |
| Total revenue | 1,342 | 5.4 | 2,633 | 11.2 |
| Operating expenses | -677 | 2.1 | -1,348 | 0.7 |
| **Net operating income** | 666 | 8.9 | 1,285 | 24.9 |
| LLPs | -74 | 46.4 | -125 | — |
| **Underlying att. profit** | 361 | -2.6 | 736 | 5.6 |

(*) € mn and % change in constant euros

Santander

Note: H1'22 data and YoY changes (loans, deposits and mutual funds in constant euros).
(1) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
(2) Adjusted RoTEs: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 6.6% for Spain and 10.8% for the UK.

23

## USA

- **Loans** (auto, consumer and CIB) and **deposits increased** in a highly competitive market
- **High profit** (>€1bn) despite credit normalization, competitive pricing and lower end of lease income

| Loans | Deposits | Mutual Funds |
|---|---|---|
| **€112bn** +5% | **€88bn** +5% | **€14bn** -10% |
| **Efficiency** | **CoR[1]** | **RoTE[2]** |
| **45.9%** +4.3pp | **0.78%** -57bps | **21.3%** -6.0pp |

| P&L* | Q2'22 | % Q1'22 | H1'22 | % H1'21 |
|---|---|---|---|---|
| NII | 1,499 | 3.3 | 2,877 | -0.1 |
| Net fee income | 198 | -4.8 | 394 | -17.3 |
| Total revenue | 1,854 | -3.0 | 3,665 | -9.8 |
| Operating expenses | -883 | 5.2 | -1,682 | -0.5 |
| **Net operating income** | 970 | -9.4 | 1,984 | -16.5 |
| LLPs | -338 | 26.0 | -594 | 244.6 |
| **Underlying att. profit** | 507 | -18.0 | 1,090 | -21.2 |

(*) € mn and % change in constant euros

## Mexico

- **Successful customer attraction strategy** (+10% loyal customers YoY) reflected in **volumes**
- **Outstanding results** driven by customer revenue and lower LLPs led to **improved profitability**

| Loans | Deposits | Mutual Funds |
|---|---|---|
| **€40bn** +11% | **€35bn** +2% | **€14bn** +6% |
| **Efficiency** | **CoR[1]** | **RoTE[2]** |
| **44.4%** +0.9pp | **2.05%** -69bps | **33.2%** +6.5pp |

| P&L* | Q2'22 | % Q1'22 | H1'22 | % H1'21 |
|---|---|---|---|---|
| NII | 853 | 5.3 | 1,606 | 9.3 |
| Net fee income | 283 | 7.4 | 529 | 16.2 |
| Total revenue | 1,115 | 5.6 | 2,096 | 10.3 |
| Operating expenses | -498 | 7.1 | -930 | 12.6 |
| **Net operating income** | 617 | 4.4 | 1,166 | 8.6 |
| LLPs | -184 | -7.0 | -367 | -22.6 |
| **Underlying att. profit** | 297 | 11.1 | 546 | 31.6 |

(*) € mn and % change in constant euros

Note: H1'22 data and YoY changes (loans, deposits and mutual funds in constant euros).
(1) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
(2) Adjusted RoTEs: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 11.5% for the US and 15.8% for Mexico.

Santander
24

## Brazil

- **Volumes increased** supported by double-digit growth in loans to individuals and SMEs. **#1 in NPS**
- **Revenue up YoY** maintaining efficiency ratio c.30% and high profitability **(RoTE 21.5%)** in a challenging environment

| Loans | Deposits | Mutual Funds |
|---|---|---|
| **€91bn** +9% | **€77bn** +4% | **€45bn** +0% |

| Efficiency | CoR[1] | RoTE[2] |
|---|---|---|
| **30.5%** +1.6pp | **4.26%** +74bps | **27.8%** -1.7pp |

| P&L* | Q2'22 | % Q1'22 | H1'22 | % H1'21 |
|---|---|---|---|---|
| NII | 2,279 | -4.9 | 4,421 | 2.1 |
| Net fee income | 857 | 3.7 | 1,600 | 2.6 |
| Total revenue | 3,374 | 0.2 | 6,393 | 4.9 |
| Operating expenses | -1,022 | -1.6 | -1,951 | 10.8 |
| **Net operating income** | 2,352 | 1.0 | 4,442 | 2.5 |
| LLPs | -1,163 | 23.6 | -2,015 | 40.6 |
| **Underlying att. profit** | 737 | 5.7 | 1,365 | -1.1 |

(*) € mn and % change in constant euros

## DCB

- **Significant market share gains** as new lending (+10% YoY) outpaced a shrinking market
- **Solid top line growth** (new business) and **cost control** boosted profit. **CoR** just 44bps, **low** for consumer business

| New lending | Loans | Customer Funds |
|---|---|---|
| **€25bn** +10% | **€119bn** +4% | **€60bn** +7% |

| Efficiency | CoR[1] | RoTE[2] |
|---|---|---|
| **48.5%** -0.3pp | **0.44%** -20bps | **12.8%** +1.9pp |

| P&L* | Q2'22 | % Q1'22 | H1'22 | % H1'21 |
|---|---|---|---|---|
| NII | 1,012 | -0.5 | 2,032 | 0.6 |
| Net fee income | 219 | 6.2 | 425 | 7.5 |
| Total revenue | 1,261 | -3.6 | 2,573 | 3.0 |
| Operating expenses | -603 | -6.3 | -1,248 | 2.5 |
| **Net operating income** | 658 | -1.1 | 1,325 | 3.4 |
| LLPs | -139 | -5.8 | -287 | -7.0 |
| **Underlying att. profit** | 290 | 3.2 | 572 | 16.0 |

(*) € mn and % change in constant euros

Santander

Note: H1'22 data and YoY changes (loans, deposits and mutual funds in constant euros).
(1) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
(2) Adjusted RoTEs: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 21.5% for Brazil and 12.0% for DCB.

25

## Global businesses

- **SCIB: solid profit increase** driven by **double-digit growth** in all core businesses and strict efficiency management
- **WM&I: double-digit increase** thanks to our diversified value-added proposition and solid performance in our 3 businesses (Private Banking, Asset Management and Insurance)

€ million and YoY changes in constant euros

| | Underlying att. profit (H1'22) | YoY | RoTE | Change |
|---|---|---|---|---|
| SCIB | 1,531 | +28% | 24.3% | +5.0pp |
| WM&I | 515 | +15% | 57.1% | +5.3pp |

More detail on page 37

## Payments

- **PagoNxt: revenue grew 87%** due to overall increase in business activity and volumes across regions
- **Cards:** double-digit revenue growth YoY in the Americas and Europe

€ million and YoY changes in constant euros

| | Revenue (H1'22) | YoY | Total Payments Volume / Turnover | Change |
|---|---|---|---|---|
| PagoNxt | 398 | +87% | Total Payments Volume: €74.6bn | +35% |
| Cards | 1,951 | +28% | Turnover: €146.2bn | +20% |

More detail on page 38

Santander 26

27 Index 1 Appendix 3 Group and Business areas review Final remarks 2 4 H1’22 Highlights

28 • In an uncertain environment, we expect revenue to improve: • NII should increase in the coming quarters, benefitting from interest rate hikes and expected activity levels, accelerating in 2023 • Fee income supported by commercial activity and global business growth (SCIB, WM&I and Payments) • Credit quality improved YTD and no deterioration is expected, supported by our loan portfolio structure, high household savings rates and low unemployment rates across our footprint • 6 month annualized CoR (0.91%) allows us to be confident in achieving our goal for the year • Fully committed to maintaining CET1 at 12% in each quarter both through continued profit growth and disciplined capital allocation • We will continue to manage costs below inflation while enhancing the customer experience by evolving our operating model … • … which should allow us to continue improving productivity and efficiency Final remarks (1) In constant euros. Revenue Credit quality Capital Costs FL CET1 12% RoTE >13% 45%Efficiency Revenue Mid-single digit growth1 We expect revenue growth to offset cost inflation pressures and a potential CoR increase and achieve Group Targets

29 Index 1 Appendix 3 Business areas review Final remarks 2 4 Highlights and Group performance

30 Appendix Primary and Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

# Europe

## Highlights

- Accelerating our **business transformation** to deliver **profitable growth**, delivering **RoTE increase**
- Overall **volumes growth** both in loans and deposits **reflecting high customer growth and loyalty**
- **Revenue increase** YoY and **lower LLPs** delivered a **remarkable rise in profit**
- **Continuous improvement in efficiency**, reducing costs 1% YoY in a high inflation environment. In real terms, -7%
- **Q2 profit affected by** SRF contribution and charges in Poland from IPS and CHF mortgages

## Key data and P&L

| Loans | Deposits | Mutual Funds |
|---|---|---|
| **€589bn** +5% | **€609bn** +5% | **€97bn** -6% |

| Efficiency | CoR[1] | RoTE[2] |
|---|---|---|
| **48.5%** -3.9pp | **0.37%** -12bps | **12.1%** +3.2pp |

| P&L* | Q2'22 | % Q1'22 | H1'22 | % H1'21 |
|---|---|---|---|---|
| Total revenue | 4,276 | -0.3 | 8,581 | 7.7 |
| **Net operating income** | **2,172** | **-2.8** | **4,417** | **16.7** |
| **Underlying att. profit** | **821** | **-18.9** | **1,839** | **37.7** |

(*) € mn and % change in constant euros

Santander

Note: H1'22 data and YoY changes (loans, deposits and mutual funds in constant euros).
(1) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
(2) Adjusted RoTE: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 8.8%.

31

## Portugal

- **Strengthened customer loyalty (#1 in NPS)** and increased activity in mortgages and protection insurance
- Growth in fees, further efficiency gains (costs: -13% YoY) and CoR improvements offset by lower ALCO revenue

| Loans | Deposits | Mutual Funds |
|---|---|---|
| €41bn +2% | €44bn +6% | €4bn -4% |

| Efficiency | CoR[1] | RoTE[2] |
|---|---|---|
| 40.9% +0.5pp | -0.05% -46bps | 25.4% +3.2pp |

| P&L* | Q2'22 | % Q1'22 | H1'22 | % H1'21 |
|---|---|---|---|---|
| NII | 171 | 0.5 | 340 | -8.0 |
| Net fee income | 123 | 0.6 | 245 | 16.8 |
| Total revenue | 281 | -15.6 | 613 | -14.3 |
| Operating expenses | -125 | -0.1 | -251 | -13.3 |
| **Net operating income** | 155 | -25.1 | 363 | -15.0 |
| LLPs | -3 | -61.8 | -11 | -84.4 |
| **Underlying att. profit** | 77 | -47.8 | 225 | -1.6 |

(*) € mn and % change

## Poland

- **Five-fold profit increase** driven by NII (interest rates and volumes), fee income and cost growth below inflation
- Q2 results impacted by IPS contribution and CHF mortgage provisions

| Loans | Deposits | Mutual Funds |
|---|---|---|
| €31bn +8% | €37bn +6% | €3bn -31% |

| Efficiency | CoR[1] | RoTE[2] |
|---|---|---|
| 31.1% -11.2pp | 0.95% +7bps | 20.2% +15.9pp |

| P&L* | Q2'22 | % Q1'22 | H1'22 | % H1'21 |
|---|---|---|---|---|
| NII | 486 | 20.2 | 894 | 92.2 |
| Net fee income | 130 | -5.1 | 268 | 8.1 |
| Total revenue | 579 | 14.2 | 1,090 | 46.7 |
| Operating expenses | -173 | 5.0 | -339 | 7.8 |
| **Net operating income** | 406 | 18.6 | 751 | 75.2 |
| LLPs and other provisions | -198 | 82.5 | -308 | 0.9 |
| **Underlying att. profit** | 95 | -14.6 | 207 | 380.8 |

(*) € mn and % change in constant euros

Santander

Note: H1'22 data and YoY changes (loans, deposits and mutual funds in constant euros).
(1) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
(2) Adjusted RoTEs: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 11.7% for Portugal and 13.7% for Poland.

32

North America

## Highlights

- **Greater customer base** and enhanced customer experience through tailored products and services
- **Overall volumes growth QoQ and YoY,** boosted by positive performance across segments in both countries
- **Profitability remained high** driven by outstanding results in Mexico and high profit in the US
- **In Q2**, lower lease income and higher costs (partly due to perimeter), while NII and fees showed signs of recovery

## Key data and P&L

| Loans | Deposits | Mutual Funds |
|---|---|---|
| **€152bn** +7% | **€124bn** +4% | **€27bn** -2% |

| Efficiency | CoR[1] | RoTE[2] |
|---|---|---|
| **46.6%** +3.4pp | **1.09%** -59bps | **23.3%** -3.0pp |

| P&L* | Q2'22 | % Q1'22 | H1'22 | % H1'21 |
|---|---|---|---|---|
| Total revenue | **2,986** | 0.6 | **5,780** | -3.2 |
| **Net operating income** | **1,554** | **-5.0** | **3,088** | **-9.1** |
| **Underlying att. profit** | **772** | **-10.2** | **1,578** | **-9.7** |

(*) € mn and % change in constant euros

Santander

Note: H1'22 data and YoY changes (loans, deposits and mutual funds in constant euros).
(1) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
(2) Adjusted RoTE: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 12.2%.

33

South America

## Highlights

- **Strengthening the connection** and **sharing best practices** among units, capturing new business opportunities
- **Overall YoY customer base growth**. We ranked **Top 3 in NPS** in all markets
- **YoY and QoQ profit up** boosted by revenue and a lower tax burden, more than offsetting inflationary pressure and higher LLPs
- Maintaining overall **outstanding efficiency and profitability**

## Key data and P&L

| Loans | Deposits | Mutual Funds |
|---|---|---|
| **€148bn** +12% | **€124bn** +5% | **€57bn** +4% |
| **Efficiency** | **CoR[1]** | **RoTE[2]** |
| **35.3%** +0.8pp | **2.97%** +46bps | **27.6%** +1.0pp |

| P&L* | Q2'22 | % Q1'22 | H1'22 | % H1'21 |
|---|---|---|---|---|
| Total revenue | 4,738 | 4.9 | 8,933 | 10.2 |
| **Net operating income** | 3,069 | 4.3 | 5,780 | 7.4 |
| **Underlying att. profit** | 1,046 | 7.9 | 1,946 | 6.6 |

(*) € mn and % change in constant euros

Santander

Note: H1'22 data and YoY changes (loans, deposits and mutual funds in constant euros).
(1) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
(2) Adjusted RoTE: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 20.8%.

34

## Chile

- Focus on expanding **Getnet**, **Superdigital**, **Life** and **Prospera**, boosting banking penetration. **#1 in NPS**
- **Profit up YoY backed by strong revenue growth,** improved efficiency and better cost of risk

| Loans | Deposits | Mutual Funds |
|---|---|---|
| €40bn +11% | €27bn -7% | €8bn -3% |

| Efficiency | CoR[1] | RoTE[2] |
|---|---|---|
| 36.0% -2.4pp | 0.89% -19bps | 32.7% +9.1pp |

| P&L* | Q2'22 | % Q1'22 | H1'22 | % H1'21 |
|---|---|---|---|---|
| NII | 554 | 14.0 | 1,038 | 7.0 |
| Net fee income | 110 | -2.8 | 222 | 21.0 |
| Total revenue | 707 | 8.0 | 1,357 | 12.8 |
| Operating expenses | -255 | 8.1 | -489 | 5.7 |
| **Net operating income** | 452 | 8.0 | 868 | 17.2 |
| LLPs | -110 | 15.6 | -205 | 17.3 |
| **Underlying att. profit** | 204 | 7.9 | 391 | 26.9 |

(*) € mn and % change in constant euros

## Argentina

- **Loan growth** boosted by the local currency portfolio and in auto, SME and corporate loans
- **Profit up YoY** driven by revenue growth well above inflation and efficiency improvement

| Loans | Deposits | Mutual Funds |
|---|---|---|
| €6bn +55% | €11bn +67% | €4bn +94% |

| Efficiency | CoR[1] | RoTE[2] |
|---|---|---|
| 58.0% -4.2pp | 3.07% -87bps | 33.5% +5.4pp |

| P&L* | Q2'22 | % Q1'22 | H1'22 | % H1'21 |
|---|---|---|---|---|
| NII | 432 | 58.9 | 732 | 92.9 |
| Net fee income | 143 | 31.9 | 264 | 88.3 |
| Total revenue | 458 | 39.6 | 821 | 68.7 |
| Operating expenses | -260 | 33.5 | -477 | 57.3 |
| **Net operating income** | 198 | 48.6 | 345 | 87.7 |
| LLPs | -33 | -4.0 | -72 | 70.6 |
| **Underlying att. profit** | 86 | 59.7 | 145 | 58.0 |

(*) € mn and % change in constant euros

Santander

Note: H1'22 data and YoY changes (underlying profit, loans and funds in constant euros).
(1) Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
(2) Adjusted RoTEs: adjusted based on Group's deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 22.7% for Chile and 20.9% for Argentina.

35

36Note: YoY changes in constant euros. (1) Adjusted RoTEs: adjusted based on Group’s deployed capital calculated as contribution of RWAs at 12%. Using tangible equity, RoTE is 20.7% for Uruguay, 21.5% for Peru and 15.5% for Colombia. 13 H1'22 33 H1'22 60 H1'22 • Strong customer loyalty reflected in double-digit loan growth • Higher net interest income drove the rise in profit and high profitability Uruguay & Andean region RoTE1 Underlying att. profit 30.1% +1.0pp +3% Underlying att. profit 19.0% -0.8pp Underlying att. profit 10.3% -2.1pp +18% +9% RoTE1 RoTE1 Uruguay Peru Colombia

# Global businesses

## Corporate & Investment Banking

- **Solid profit increase** driven by **double-digit growth** in all core businesses, making it a record quarter for the franchise
- GDF gained **market share, entering the top 5 in Europe** for Corporate customers and financial institutions
- **Sustainability**: acquisition of 80% of WayCarbon in Brazil in April. Export Finance is the **leader** in ESG finance

| Total fees | Profit | RoTE |
|---|---|---|
| **€1,027mn** +10% | **€1,531mn** +28% | **24.3%** +5.0pp |

| P&L* | Q2'22 | % Q1'22 | H1'22 | % H1'21 |
|---|---|---|---|---|
| Total revenue | 1,849 | 1.4 | 3,612 | 20.2 |
| Net operating income | 1,176 | -1.3 | 2,324 | 25.4 |
| Underlying att. profit | 772 | -1.4 | 1,531 | 28.4 |

(*) € mn and % change in constant euros

## Wealth Management & Insurance

- **Double-digit growth** on a like-for-like basis (+15%), thanks to our diversified value-added proposition with a focus on ESG
- **Private Banking** continued good commercial activity levels
- **SAM** volumes impacted by market volatility but continued delivering a high value-added product mix
- **Insurance** delivered sustained growth, notably the non-related business (fees +10%)

| AuMs | Total fees[1] | RoTE |
|---|---|---|
| **€395bn** -4% | **€1,785mn** +4% | **57.1%** +5.3pp |

| P&L* | Q2'22 | % Q1'22 | H1'22 | % H1'21[2] |
|---|---|---|---|---|
| Total revenue | 635 | 5.4 | 1,222 | 10.5 |
| Net operating income | 384 | 9.2 | 726 | 14.2 |
| Underlying att. profit | 270 | 7.3 | 515 | 14.9 |
| Contribution to profit[2] | 662 | 7.9 | 1,276 | 8.4 |

(*) € mn and % change in constant euros

Santander

Note: H1'22 data and YoY changes (revenue lines and commercial activity in constant euros).
(1) Including fees generated by asset management and insurance transferred to the commercial network; +6% excluding insurance one offs in H1'21.
(2) Excluding insurance one-off in H1'21: contribution to the profit: +15%; total revenue: +18%, net operating income: +28% and attributable profit: +29%.

37

# PagoNxt

- **Merchant Acquiring: Total Payments Volume rose 35%** backed by Brazil (+23%), Europe (+53%) and Mexico (+38%)
- **Revenue grew at high double-digit rates** due to overall increase of business activity and volumes across regions

**Merchants**

Total Payments Volume (TPV)

**€74.6bn** +35%

**International Trade**

# Active customers

**>25k**

OneTrade

Ebury

**PagoNxt quarterly revenue performance**

Constant € mn



76
137
156
176
169
229
Q1'21
Q2
Q3
Q4
Q1'22
Q2

**+87%**
**H1'22 vs. H1'21**

**on track to deliver +50% target for 2022**

# Cards

- **96 million cards** managed globally
- **Double-digit revenue growth YoY in Americas and Europe**
- **High profitability with and RoTE of c.30%**

**Cards**

Turnover

**€146.2bn** +20%

**# transactions** +18%

**Quarterly revenue performance**

Constant € mn



728
794
820
970
941
1,006
Q1'21
Q2
Q3
Q4
Q1'22
Q2

**+28%**
**H1'22 vs. H1'21**

Santander

Note: H1'22 and YoY changes. Cards do not include Digital Consumer Bank and PagoNxt.

38

39 Corporate Centre Highlights Income statement • NII affected due to the higher liquidity buffer to strengthen our position • Negative FX hedging results offset by the positive performance of exchange rates in the countries' results • Significant decrease in LLPs and other provisions P&L* H1'22 H1'21 NII -353 -297 Gains/Losses on Financial Transactions -371 -96 Operating expenses -179 -160 LLPs and other provisions -88 -229 Tax and minority interests -26 -6 Attributable profit -1,040 -812 (*) € mn

40 Appendix Primary and Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

41 Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), reflected in solid liquidity ratios Liquidity Balance Sheet ST Funding Securitizations and others Loans and advances to customers Fixed assets & other Customer deposits M/LT debt issuances Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). (1) Provisional data. (2) Spain: Parent bank, UK: Ring-fenced bank. (3) 12 month average, provisional data. € bn, Jun-22 € bn, Mar-22 1 Equity and other liabilitiesFinancial assets HQLAs3 HQLAs Level 1 289.8 HQLAs Level 2 7.3 o/w Level 2A 3.8 o/w Level 2B 3.6 Liquidity Coverage Ratio (LCR) Net Stable Funding Ratio (NSFR) 247 31 88 134 1,038 183 51 974 1,373 1,373 Assets Liabilities Jun-22 Mar-22 Spain2 162% 141% UK2 171% 176% Portugal 155% 138% Poland 167% 171% US 124% 142% Mexico 174% 168% Brazil 162% 154% Chile 163% 139% Argentina 219% 242% SCF 266% 302% Group 165% 157% 123% Mar-22 115% 112% 118% 121% 174% 137% 124% 148% 121% 123%

# Our balance sheet structure positions us to benefit from expected market rate increases, particularly in year 2 once balance sheets have fully repriced

## Generally positive NII sensitivity…

12 month NII sensitivity to a +/-100 bp parallel shift scenario
€ mn, May-22

| | +100 bps | -100 bps | |
|---|---|---|---|
| Spain [1] | +751 | -882 | Loan portfolios mainly floating and funded by non-maturity deposits (NMDs) with low rate sensitivity and fixed-rate wholesale funding. |
| UK [2] | +303 | -334 | High capacity to manage and administer both asset and liability customer rates to maintain positive balance sheet sensitivity. |
| US [3] | +143 | -154 | Loan book mainly fixed but short duration in consumer and commercial loans and mortgage products. In liabilities, customer behaviour driven by market rates. |
| Brazil | -109 | +109 | Floating rate liabilities drive negative year 1 sensitivity. Positive sensitivity in year 2 due to relatively short loans on the asset side allowing swift loan book repricing. |

**…with additional opportunities from rebuilding ALCO portfolios from current very low exposure, especially in euros**

Santander

(1) Parent bank.
(2) Ring-fenced bank.
(3) SBNA.

42

43 Conservative and decentralized liquidity and funding model €23bn1 issued in public markets in H1’22 € bn, Jun-22, Average exchange rates Very manageable maturity profile € bn, Jun-22 Covered Bonds Senior Non- Preferred Senior Other  Other includes issuances in Brazil, Mexico, Portugal and Poland. (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) Includes Banco Santander, S.A. and Santander International Products PLC. Note: preference shares also includes other AT1 instruments. 2022 2023 2024 2025 2026 >2026 7.6 2.2 4.8 1.5 1.2 0.9 1.30.4 2.3 5.2 12.4 5.0 0.0 0.1 0.3 Covered bonds Senior Senior non- preferred Preference shares Sub debt 2.9 3.5 7.7 3.9 6.9 18.1 4.9 7.4 18.0 12.6 4.5 12.9 0.5 9.5 4.5 6.9 8.2 23.2 0.1 0.7 - 3.8 2.6 19.3 Spain2 UK DCB Chile USA Other

44 YTD issuances against 2022 funding plan Execution of 2022 funding plan € bn, Jun-22 Banco Santander, S.A.’s 2022 funding plan contemplates the following: Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above. (1) Includes €1.8bn of sub debt issued in Q4’21 as pre-funding for 2022. (2) Includes €2.1bn of senior non-preferred issued Q4’21 as pre-funding for 2022.  The Financial Plan is mainly focused on covering TLAC/MREL requirements to:  continue building up TLAC/MREL buffers.  pre-finance senior non-preferred / senior preferred transactions which lose TLAC/MREL eligibility due to entering in the <1 year window.  cover the increase in estimated RWAs which are the base of both requirements. Plan Issued Plan Issued Plan Issued Plan Issued Banco Santander, S.A. 3 - 3.5 1.8 9 - 10 11.6 - - 12 - 13.5 13.4 SCF - 0.0 5 - 6 1.2 0 - 0.5 - 5 - 6.5 1.2 UK - 0.0 3 - 4 1.6 0.5 - 0.75 4.8 3.5 - 4.75 6.3 SHUSA - 0.0 2 - 2.5 2.2 - - 2 - 2.5 2.2 TOTAL 3 - 3.5 1.8 19 - 22.5 16.6 0.5 - 1.25 4.8 22.5 - 27.25 23.2 Hybrids SNP + Senior Covered Bonds TOTAL 1 2 1 2

45 Santander’s capital levels, both phased-in and fully loaded, exceed minimum regulatory requirements 4.50% 12.33% 0.84% 2.50% 1.00% CCyB, 0.01% 1.78% 1.52% 2.38% 2.54% 13.01% 16.39% Regulatory Requirement 2022 Group ratios Mar-22 4.50% 12.05% 11-12% 0.84% 2.50% 1.00% CCyB, 0.01% 1.78% 1.52% 1.50% 2.38% 2.51% 2.00%13.01% 16.08% >15% Assumed regulatory requirement 2022 Group ratios Mar-22 Medium-term target ratios SREP capital requirements and MDA* CET1 CCoB Pillar 2 R Pillar 1 AT1 G-SIB buffer T2 T2 AT1 Assumed capital requirements (fully-loaded)** Mar-22 Mar-22 CCoB Pillar 2 R Pillar 1 AT1 G-SIB buffer T2 CET1 T2 AT1 1  Following regulatory changes in response to the covid-19 crisis, the minimum CET1 to be maintained by the Group is 8.85% (was 9.69% pre-changes)  As of Mar-22, the distance to the MDA is 321 bps2 and the CET1 management buffer is 347 bps  AT1 and T2 ratios are planned to be above 1.5% and 2% of RWAs respectively +321 bps +338 bps +347 bps 25 .45 2.47 16.18 r r ti s Jun 45 .45 5.95 r r ti s Jun Jun-22 Jun-22 . Jun-22, the distance to the MDA is 307bps2 and the CET1 0bps. close to 1.5% and 2% of RWAs . 07 17 0 +319 bps +306 bps 20 294 +319 bps * The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2. ** Fully-loaded CRR and fully-loaded IFRS 9. (1) Countercyclical buffer as of Mar-22. (2) MDA trigger = 3.40% - 0.33% = 3.07% (33bps of AT1 shortfall is covered with CET1). 287

46 TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. Note: Figures applying the IFRS 9 transitional arrangements. (1) TLAC RWAs are €293bn and leverage exposure is €829bn. MREL RWAs are €379bn and leverage exposure is €886bn. (2) MREL Requirement based on RWAs from Jan-24: 30.32% + Combined Buffer Requirement (CBR). TLAC Jun-22(e) MREL Jun-22(e) % % and € bn Req. + CBR 21.5% Req. + CBR 32.5%2 SNP T2 CET1 Senior AT1 Sub debt 1 1 1 1 €8bn €15bnDistance to M-MDA €13bn €19bn 256bps 176bps 352bps 217bps 18.0% 6.8% 3.5% 2.6% 1.8% 24.1% 8.5% % RWAs % LE 29.0% 13.2% 3.5% 3.5% 2.2% 36.0% 15.4% % RWAs % LE 70.2 8 10.9 2.4 25.4 19.3 136.2 MREL instruments Requirement CBR Surplus Requirement CBR Surplus

47 Appendix Primary and Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

48 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Europe 2.06 2.02 1.98 1.99 2.08 2.23 Spain 1.84 1.78 1.68 1.69 1.73 1.78 United Kingdom 2.27 2.25 2.27 2.23 2.23 2.30 Portugal 1.52 1.47 1.44 1.41 1.42 1.45 Poland 2.90 2.91 2.93 3.31 4.64 6.21 North America 7.71 7.59 7.48 7.38 7.37 7.63 US 6.91 6.76 6.59 6.41 6.29 6.40 Mexico 10.11 10.03 10.08 10.23 10.47 11.07 South America 9.92 10.00 10.52 12.42 12.90 14.67 Brazil 11.37 11.63 12.20 13.25 14.36 14.89 Chile 6.87 6.63 6.93 10.61 9.99 14.25 Argentina 22.03 21.97 21.63 23.33 24.39 28.80 Digital Consumer Bank 3.98 3.94 3.93 3.88 4.02 4.00 Yield on loans (%)

49 Cost of deposits (%) Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Europe 0.11 0.08 0.07 0.07 0.08 0.14 Spain 0.05 0.05 0.05 0.05 0.05 0.05 United Kingdom 0.21 0.14 0.11 0.10 0.12 0.21 Portugal 0.02 0.01 0.01 0.01 0.00 0.00 Poland 0.06 0.04 0.02 0.04 0.16 0.49 North America 0.65 0.61 0.65 0.67 0.73 0.88 US 0.17 0.12 0.11 0.08 0.09 0.21 Mexico 1.87 1.87 2.03 2.21 2.39 2.58 South America 1.79 2.14 2.78 3.91 5.20 6.54 Brazil 1.46 2.14 3.06 4.57 6.15 7.22 Chile 0.35 0.31 0.41 1.05 1.60 2.91 Argentina 11.48 11.92 12.13 12.05 13.62 17.65 Digital Consumer Bank 0.30 0.26 0.21 0.21 0.22 0.26

50 Appendix Primary and Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

51 Exposure ¹ Coverage Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Stage 1 885 904 912 929 967 998 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% Stage 2 70 70 67 71 68 66 8.1% 8.2% 8.6% 7.7% 8.0% 8.5% Stage 3 32 33 33 33 36 34 42.5% 42.2% 43.0% 41.3% 41.0% 40.1% Stage coverage (1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (€27bn in March 2021, €26bn in June 2021, €27bn in September 2021, €18bn in December 2021, €22bn in March 2022 and €23bn in June 2022)

52 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Europe 3.26 3.30 3.15 3.12 3.01 2.63 Spain 4.98 5.16 4.86 4.72 4.47 3.83 United Kingdom 1.35 1.30 1.27 1.43 1.42 1.17 Portugal 3.84 3.71 3.44 3.44 3.42 3.33 Poland 4.82 4.58 4.34 3.61 3.50 3.45 North America 2.39 2.28 2.56 2.42 2.83 2.71 US 2.11 2.00 2.36 2.33 2.75 2.64 Mexico 3.21 3.10 3.14 2.73 3.09 2.95 South America 4.30 4.36 4.38 4.50 5.05 5.39 Brazil 4.42 4.55 4.72 4.88 5.68 6.34 Chile 4.74 4.57 4.36 4.43 4.70 4.70 Argentina 2.32 3.34 3.85 3.61 3.21 2.48 Digital Consumer Bank 2.23 2.18 2.15 2.13 2.27 2.22 TOTAL GROUP 3.20 3.22 3.18 3.16 3.26 3.05 NPL ratio (%)

53 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Europe 50.0 48.4 51.1 49.4 49.1 50.2 Spain 48.0 45.7 49.6 51.4 50.4 49.4 United Kingdom 40.5 37.4 36.6 25.8 26.1 32.9 Portugal 69.2 73.0 75.5 71.7 72.8 74.3 Poland 70.3 72.4 74.6 73.9 78.5 76.0 North America 153.4 152.3 139.3 134.9 110.5 111.4 US 183.2 185.7 161.5 150.3 122.2 121.0 Mexico 95.6 90.6 90.1 95.0 79.5 84.1 South America 98.4 98.1 98.8 98.3 92.2 86.9 Brazil 116.5 112.3 111.8 111.2 101.1 92.3 Chile 63.4 63.9 64.1 63.3 60.7 60.4 Argentina 232.4 167.6 149.3 153.8 161.7 171.1 Digital Consumer Bank 111.4 111.9 112.8 107.8 99.4 97.4 TOTAL GROUP 74.0 72.9 74.0 71.3 69.5 70.6 Total coverage ratio (%)

54 Spain, 23.6% UK, 4.1% Portugal, 4.3% Poland, 3.6% Other Europe, 0.1% US, 17.8% Mexico, 4.4% Brazil, 24.3% Chile, 5.1% Argentina, 1.1% Other South America, 0.8% Digital Consumer Bank, 10.7% Spain, 34.6% UK, 9.1% Portugal, 4.2% Poland, 3.5% Other Europe, 0.2% US, 10.6% Mexico, 3.8% Brazil, 19.0% Chile, 6.1% Argentina, 0.5% Other South America, 0.5% Digital Consumer Bank, 8.0% Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances. Breakdown by operating areas. June 2022

55 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Europe 0.51 0.49 0.48 0.39 0.37 0.37 Spain 0.79 0.91 0.97 0.92 0.88 0.79 United Kingdom 0.21 0.09 0.01 (0.09) (0.08) (0.02) Portugal 0.38 0.41 0.35 0.09 0.03 (0.05) Poland 1.02 0.88 0.82 0.67 0.65 0.95 North America 2.34 1.67 1.46 0.93 0.93 1.09 US 2.12 1.34 1.06 0.43 0.49 0.78 Mexico 3.00 2.74 2.69 2.44 2.22 2.05 South America 2.81 2.51 2.52 2.60 2.73 2.97 Brazil 3.79 3.51 3.60 3.73 3.94 4.26 Chile 1.33 1.07 0.89 0.85 0.83 0.89 Argentina 4.55 3.94 3.51 3.01 3.31 3.07 Digital Consumer Bank 0.69 0.64 0.57 0.46 0.44 0.44 TOTAL GROUP 1.08 0.94 0.90 0.77 0.77 0.83 Cost of risk (%) Note: provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.

56 Appendix Primary and Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

We continue to make progress on our ESG agenda and added three new decarbonization targets

		2018	2019	2020	2021	H1'22	2025 / 2030 target
	Electricity from renewable sources	43%	50%	57%	75%		100%
	Green finance raised and facilitated (€)		19bn	33.8bn	65.7bn	74.4bn	120bn by 2025 220bn by 2030
	AuMs in Socially Responsible Investments (€)				27.0bn	30.1bn	100bn by 2025
	Thermal coal-related power & mining phase out (€)				7.0 bn		0 by 2030
	Emissions intensity of power generation portfolio		0.21	0.17			0.11 tCO_2e / MWh in 2030
New	Absolute emissions of energy portfolio		23.84				16.98 $mtCO_2e$ in 2030
New	Emissions intensity of aviation portfolio		92.47				61.71 $grCO_2e$ / RPK in 2030
New	Emissions intensity of steel portfolio		1.58				1.07 tCO_2e / tCS in 2030
	Financially empowered people		2mn	5mn	7mn	9mn	10mn by 2025
	Women in senior positions	20%	23%	23.7%	26.3%	27.9%	30% by 2025
	Equal pay gap	3%	2%	1.5%	1.0%		~0% by 2025

--> From...to...   Accumulated

Santander

Note: H1'22 data not audited.

57

58 Appendix Primary and Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

# SANTANDER GROUP (EUR mn)

| | Q1'21 | Q2'21 | Q3'21 | Q4'21 | Q1'22 | Q2'22 | Change Q2'22 / Q1'22 | H1'21 | H1'22 | Change H1'22 / H1'21 |
|---|---|---|---|---|---|---|---|---|---|---|
| Net interest income | 7,956 | 8,240 | 8,458 | 8,716 | 8,855 | 9,554 | +7.9% | 16,196 | 18,409 | +13.7% |
| Net fee income | 2,548 | 2,621 | 2,641 | 2,692 | 2,812 | 3,040 | +8.1% | 5,169 | 5,852 | +13.2% |
| Gains (losses) on financial transactions and other | 886 | 444 | 832 | 370 | 638 | 221 | -65.4% | 1,330 | 859 | -35.4% |
| **Total revenue** | **11,390** | **11,305** | **11,931** | **11,778** | **12,305** | **12,815** | **+4.1%** | **22,695** | **25,120** | **+10.7%** |
| Operating expenses | (5,118) | (5,259) | (5,401) | (5,637) | (5,535) | (5,900) | +6.6% | (10,377) | (11,435) | +10.2% |
| **Net operating income** | **6,272** | **6,046** | **6,530** | **6,141** | **6,770** | **6,915** | **+2.1%** | **12,318** | **13,685** | **+11.1%** |
| Net loan-loss provisions | (1,992) | (1,761) | (2,220) | (1,463) | (2,101) | (2,634) | +25.4% | (3,753) | (4,735) | +26.2% |
| Other gains (losses) and provisions | (467) | (470) | (506) | (850) | (498) | (537) | +7.8% | (937) | (1,035) | +10.5% |
| **Underlying profit before tax** | **3,813** | **3,815** | **3,804** | **3,828** | **4,171** | **3,744** | **-10.2%** | **7,628** | **7,915** | **+3.8%** |
| **Underlying consolidated profit** | **2,489** | **2,481** | **2,551** | **2,663** | **2,869** | **2,672** | **-6.9%** | **4,970** | **5,541** | **+11.5%** |
| **Underlying attributable profit** | **2,138** | **2,067** | **2,174** | **2,275** | **2,543** | **2,351** | **-7.6%** | **4,205** | **4,894** | **+16.4%** |
| Net capital gains and provisions* | (530) | — | — | — | — | — | — | (530) | — | -100.0% |
| Attributable profit | 1,608 | 2,067 | 2,174 | 2,275 | 2,543 | 2,351 | -7.6% | 3,675 | 4,894 | +33.2% |

(*) Including: in Q1'21, restructuring costs.

Santander

59

# SANTANDER GROUP (Constant EUR mn)

| | Q1'21 | Q2'21 | Q3'21 | Q4'21 | Q1'22 | Q2'22 | Change Q2'22 / Q1'22 | H1'21 | H1'22 | Change H1'22 / H1'21 |
|---|---|---|---|---|---|---|---|---|---|---|
| Net interest income | 8,504 | 8,722 | 8,861 | 9,162 | 9,025 | 9,384 | +4.0% | 17,226 | 18,409 | +6.9% |
| Net fee income | 2,710 | 2,761 | 2,740 | 2,817 | 2,865 | 2,987 | +4.2% | 5,471 | 5,852 | +7.0% |
| Gains (losses) on financial transactions and other | 946 | 488 | 875 | 384 | 655 | 204 | -68.9% | 1,434 | 859 | -40.1% |
| **Total revenue** | **12,160** | **11,971** | **12,475** | **12,363** | **12,546** | **12,574** | **+0.2%** | **24,131** | **25,120** | **+4.1%** |
| Operating expenses | (5,372) | (5,490) | (5,595) | (5,848) | (5,615) | (5,820) | +3.6% | (10,862) | (11,435) | +5.3% |
| **Net operating income** | **6,788** | **6,481** | **6,880** | **6,516** | **6,931** | **6,754** | **-2.6%** | **13,269** | **13,685** | **+3.1%** |
| Net loan-loss provisions | (2,136) | (1,874) | (2,348) | (1,574) | (2,163) | (2,572) | +18.9% | (4,010) | (4,735) | +18.1% |
| Other gains (losses) and provisions | (480) | (469) | (515) | (873) | (503) | (532) | +5.7% | (949) | (1,035) | +9.1% |
| **Underlying profit before tax** | **4,172** | **4,138** | **4,016** | **4,068** | **4,265** | **3,650** | **-14.4%** | **8,310** | **7,915** | **-4.8%** |
| **Underlying consolidated profit** | **2,709** | **2,692** | **2,691** | **2,816** | **2,932** | **2,609** | **-11.0%** | **5,401** | **5,541** | **+2.6%** |
| **Underlying attributable profit** | **2,335** | **2,254** | **2,296** | **2,410** | **2,602** | **2,292** | **-11.9%** | **4,589** | **4,894** | **+6.7%** |
| Net capital gains and provisions* | (541) | 2 | 1 | 1 | — | — | — | (539) | — | -100.0% |
| Attributable profit | 1,794 | 2,256 | 2,297 | 2,411 | 2,602 | 2,292 | -11.9% | 4,050 | 4,894 | +20.8% |

Santander (*) Including: in Q1'21, restructuring costs.

60

61 Europe (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 2,551 2,656 2,650 2,717 2,839 2,981 +5.0% 5,207 5,820 +11.8% Net fee income 1,072 1,086 1,080 1,107 1,154 1,162 +0.7% 2,157 2,316 +7.3% Gains (losses) on financial transactions and other 432 107 385 93 312 134 -57.1% 539 446 -17.3% Total revenue 4,055 3,848 4,114 3,917 4,305 4,276 -0.7% 7,903 8,581 +8.6% Operating expenses (2,072) (2,071) (2,049) (2,126) (2,060) (2,104) +2.1% (4,143) (4,164) +0.5% Net operating income 1,983 1,777 2,065 1,790 2,245 2,172 -3.2% 3,760 4,417 +17.5% Net loan-loss provisions (596) (606) (675) (416) (515) (631) +22.6% (1,202) (1,146) -4.6% Other gains (losses) and provisions (249) (346) (257) (436) (236) (342) +45.2% (595) (578) -2.8% Underlying profit before tax 1,138 825 1,133 938 1,494 1,199 -19.8% 1,963 2,693 +37.2% Underlying consolidated profit 771 561 842 647 1,073 867 -19.1% 1,332 1,940 +45.7% Underlying attributable profit 769 542 809 629 1,018 821 -19.4% 1,312 1,839 +40.2%

62 Europe (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 2,586 2,680 2,668 2,725 2,831 2,989 +5.6% 5,266 5,820 +10.5% Net fee income 1,077 1,088 1,081 1,108 1,154 1,162 +0.7% 2,165 2,316 +7.0% Gains (losses) on financial transactions and other 434 106 386 93 312 133 -57.3% 540 446 -17.5% Total revenue 4,097 3,874 4,135 3,925 4,297 4,284 -0.3% 7,971 8,581 +7.7% Operating expenses (2,098) (2,087) (2,060) (2,132) (2,056) (2,107) +2.5% (4,185) (4,164) -0.5% Net operating income 1,999 1,787 2,075 1,793 2,240 2,177 -2.8% 3,786 4,417 +16.7% Net loan-loss provisions (595) (603) (675) (413) (514) (632) +22.9% (1,198) (1,146) -4.3% Other gains (losses) and provisions (249) (345) (257) (439) (235) (343) +45.8% (594) (578) -2.6% Underlying profit before tax 1,155 839 1,143 941 1,491 1,202 -19.4% 1,994 2,693 +35.0% Underlying consolidated profit 784 571 849 649 1,070 870 -18.7% 1,355 1,940 +43.2% Underlying attributable profit 782 553 817 631 1,016 823 -18.9% 1,335 1,839 +37.7%

63 Spain (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 1,074 1,065 998 1,028 998 1,017 +2.0% 2,139 2,015 -5.8% Net fee income 684 693 679 732 745 730 -2.1% 1,378 1,475 +7.1% Gains (losses) on financial transactions and other 310 74 331 78 278 169 -39.4% 384 447 +16.2% Total revenue 2,068 1,833 2,009 1,839 2,021 1,916 -5.2% 3,901 3,937 +0.9% Operating expenses (1,016) (1,011) (984) (1,040) (972) (971) -0.1% (2,027) (1,943) -4.1% Net operating income 1,052 822 1,024 798 1,049 945 -9.9% 1,874 1,994 +6.4% Net loan-loss provisions (472) (612) (603) (633) (391) (416) +6.3% (1,084) (807) -25.6% Other gains (losses) and provisions (131) (147) (161) (74) (139) (144) +4.0% (278) (283) +1.7% Underlying profit before tax 449 63 260 91 519 385 -25.9% 512 904 +76.7% Underlying consolidated profit 302 48 203 74 365 287 -21.4% 350 652 +86.2% Underlying attributable profit 302 49 203 73 365 287 -21.4% 351 652 +86.1%

64 United Kingdom (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 989 1,088 1,156 1,151 1,192 1,227 +2.9% 2,076 2,418 +16.5% Net fee income 120 117 114 82 92 110 +19.1% 238 202 -15.0% Gains (losses) on financial transactions and other (10) (6) 21 (7) 7 6 -13.9% (16) 13 — Total revenue 1,099 1,199 1,291 1,226 1,291 1,342 +4.0% 2,298 2,633 +14.6% Operating expenses (652) (648) (638) (655) (672) (677) +0.8% (1,299) (1,348) +3.8% Net operating income 447 551 653 571 620 666 +7.4% 999 1,285 +28.7% Net loan-loss provisions (18) 86 (1) 178 (51) (74) +44.7% 68 (125) — Other gains (losses) and provisions (31) (63) (39) (187) (66) (99) +50.8% (94) (165) +76.5% Underlying profit before tax 398 575 613 563 503 492 -2.0% 973 995 +2.2% Underlying consolidated profit 286 391 443 417 375 361 -3.9% 677 736 +8.8% Underlying attributable profit 286 391 443 417 375 361 -3.9% 677 736 +8.8%

65 United Kingdom (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 1,025 1,114 1,175 1,159 1,184 1,235 +4.3% 2,139 2,418 +13.1% Net fee income 125 120 116 82 92 110 +20.6% 245 202 -17.5% Gains (losses) on financial transactions and other (10) (6) 22 (7) 7 6 -12.6% (16) 13 — Total revenue 1,140 1,227 1,312 1,234 1,282 1,351 +5.4% 2,367 2,633 +11.2% Operating expenses (676) (663) (647) (659) (667) (681) +2.1% (1,339) (1,348) +0.7% Net operating income 464 565 665 575 615 670 +8.9% 1,029 1,285 +24.9% Net loan-loss provisions (19) 89 (2) 182 (51) (74) +46.4% 70 (125) — Other gains (losses) and provisions (32) (64) (39) (190) (65) (100) +52.5% (96) (165) +71.3% Underlying profit before tax 413 590 624 567 499 496 -0.7% 1,003 995 -0.8% Underlying consolidated profit 296 401 451 420 373 363 -2.6% 697 736 +5.6% Underlying attributable profit 296 401 451 420 373 363 -2.6% 697 736 +5.6%

66 United Kingdom (GBP mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 864 938 989 976 997 1,040 +4.3% 1,802 2,037 +13.1% Net fee income 105 101 97 69 77 93 +20.6% 206 170 -17.5% Gains (losses) on financial transactions and other (8) (5) 18 (6) 6 5 -12.6% (14) 11 — Total revenue 960 1,034 1,105 1,039 1,080 1,138 +5.4% 1,994 2,218 +11.2% Operating expenses (569) (558) (545) (555) (562) (574) +2.1% (1,128) (1,136) +0.7% Net operating income 391 476 560 485 518 564 +8.9% 867 1,082 +24.9% Net loan-loss provisions (16) 75 (1) 153 (43) (63) +46.4% 59 (105) — Other gains (losses) and provisions (27) (54) (33) (160) (55) (84) +52.5% (81) (139) +71.3% Underlying profit before tax 348 497 525 477 420 418 -0.7% 845 838 -0.8% Underlying consolidated profit 249 338 380 354 314 306 -2.6% 587 620 +5.6% Underlying attributable profit 249 338 380 354 314 306 -2.6% 587 620 +5.6%

67 Portugal (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 185 184 178 174 170 171 +0.5% 370 340 -8.0% Net fee income 99 110 115 116 122 123 +0.6% 210 245 +16.8% Gains (losses) on financial transactions and other 135 1 12 2 41 (13) — 136 28 -79.5% Total revenue 420 296 305 292 333 281 -15.6% 715 613 -14.3% Operating expenses (146) (143) (140) (134) (125) (125) -0.1% (289) (251) -13.3% Net operating income 274 153 165 159 207 155 -25.1% 427 363 -15.0% Net loan-loss provisions (35) (35) (25) 57 (8) (3) -61.8% (69) (11) -84.4% Other gains (losses) and provisions (13) (11) (2) (1) 15 (40) — (24) (24) +1.0% Underlying profit before tax 226 107 138 215 215 112 -47.7% 333 327 -1.7% Underlying consolidated profit 156 73 95 139 148 78 -47.7% 229 226 -1.5% Underlying attributable profit 156 73 95 138 148 77 -47.8% 229 225 -1.6%

68 Poland (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 233 242 244 302 407 486 +19.4% 475 894 +88.1% Net fee income 127 126 133 132 138 130 -5.7% 253 268 +5.8% Gains (losses) on financial transactions and other (10) 41 21 26 (35) (37) +7.3% 31 (72) — Total revenue 349 410 398 460 511 579 +13.5% 759 1,090 +43.6% Operating expenses (158) (163) (162) (179) (166) (173) +4.4% (321) (339) +5.5% Net operating income 191 247 236 281 345 406 +17.8% 438 751 +71.5% Net loan-loss provisions (68) (45) (47) (39) (64) (138) +117.4% (113) (202) +78.0% Other gains (losses) and provisions (72) (126) (56) (150) (46) (60) +31.6% (198) (106) -46.6% Underlying profit before tax 51 76 133 91 236 208 -11.7% 127 444 +250.4% Underlying consolidated profit 20 44 97 48 167 142 -14.8% 64 309 +379.5% Underlying attributable profit 15 29 65 31 112 95 -15.2% 44 207 +370.7%

69 Poland (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 228 237 240 300 406 488 +20.2% 465 894 +92.2% Net fee income 124 124 131 132 137 131 -5.1% 248 268 +8.1% Gains (losses) on financial transactions and other (10) 40 21 26 (34) (37) +7.9% 30 (72) — Total revenue 343 401 392 458 509 581 +14.2% 743 1,090 +46.7% Operating expenses (155) (160) (160) (179) (165) (174) +5.0% (314) (339) +7.8% Net operating income 188 241 232 279 344 408 +18.6% 429 751 +75.2% Net loan-loss provisions (67) (44) (47) (39) (63) (138) +118.4% (111) (202) +81.8% Other gains (losses) and provisions (71) (123) (55) (149) (46) (60) +32.4% (194) (106) -45.5% Underlying profit before tax 50 74 130 91 235 209 -11.1% 124 444 +257.9% Underlying consolidated profit 20 43 96 48 166 143 -14.2% 63 309 +389.8% Underlying attributable profit 15 28 64 31 112 95 -14.6% 43 207 +380.8%

70 Poland (PLN mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 1,057 1,098 1,112 1,389 1,881 2,261 +20.2% 2,155 4,142 +92.2% Net fee income 576 573 606 610 637 605 -5.1% 1,149 1,242 +8.1% Gains (losses) on financial transactions and other (46) 187 98 121 (160) (172) +7.9% 141 (332) — Total revenue 1,587 1,857 1,815 2,121 2,359 2,693 +14.2% 3,445 5,052 +46.7% Operating expenses (718) (739) (739) (827) (766) (805) +5.0% (1,457) (1,571) +7.8% Net operating income 869 1,118 1,076 1,293 1,593 1,889 +18.6% 1,988 3,482 +75.2% Net loan-loss provisions (309) (205) (216) (182) (294) (641) +118.4% (514) (935) +81.8% Other gains (losses) and provisions (329) (570) (255) (690) (211) (279) +32.4% (899) (490) -45.5% Underlying profit before tax 231 343 605 421 1,088 968 -11.1% 575 2,056 +257.9% Underlying consolidated profit 93 199 444 220 771 662 -14.2% 292 1,433 +389.8% Underlying attributable profit 70 130 298 143 518 442 -14.6% 200 960 +380.8%

71 Other Europe (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 71 76 75 61 72 80 +10.3% 147 152 +3.5% Net fee income 41 38 39 44 56 69 +23.1% 79 126 +58.2% Gains (losses) on financial transactions and other 6 (3) (1) (6) 21 9 -55.8% 3 30 — Total revenue 119 111 113 99 149 158 +5.9% 229 307 +34.0% Operating expenses (101) (106) (125) (118) (125) (158) +26.2% (206) (282) +36.9% Net operating income 18 5 (13) (19) 24 1 -97.9% 23 25 +8.6% Net loan-loss provisions (3) (1) 1 21 (1) (1) -53.7% (4) (2) -52.5% Other gains (losses) and provisions (2) 1 0 (24) (1) 1 — (1) (0) -85.2% Underlying profit before tax 13 5 (11) (22) 22 1 -95.8% 18 23 +26.9% Underlying consolidated profit 7 4 3 (30) 17 (0) — 11 17 +52.6% Underlying attributable profit 10 1 3 (31) 17 1 -96.2% 11 18 +56.2%

72 Other Europe (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 73 79 77 63 73 79 +7.6% 153 152 -0.5% Net fee income 45 41 41 46 57 68 +19.7% 85 126 +47.0% Gains (losses) on financial transactions and other 9 (3) (0) (6) 21 9 -58.6% 6 30 +405.7% Total revenue 127 117 118 102 151 156 +2.9% 244 307 +26.0% Operating expenses (105) (111) (129) (121) (126) (156) +23.7% (216) (282) +30.8% Net operating income 22 6 (11) (19) 25 (0) — 28 25 -11.2% Net loan-loss provisions (3) (1) 2 21 (1) (1) -51.0% (4) (2) -54.8% Other gains (losses) and provisions (2) 1 0 (25) (1) 1 — (1) (0) -85.3% Underlying profit before tax 17 7 (9) (22) 23 0 -99.5% 23 23 -0.3% Underlying consolidated profit 10 5 5 (31) 18 (1) — 15 17 +15.0% Underlying attributable profit 13 2 5 (31) 18 0 -99.8% 15 18 +18.4%

73 North America (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 1,971 1,977 2,037 2,086 2,131 2,352 +10.3% 3,949 4,483 +13.5% Net fee income 451 410 386 397 443 494 +11.6% 861 937 +8.8% Gains (losses) on financial transactions and other 313 299 322 204 220 140 -36.3% 612 361 -41.1% Total revenue 2,735 2,686 2,745 2,687 2,795 2,986 +6.9% 5,421 5,780 +6.6% Operating expenses (1,149) (1,194) (1,275) (1,349) (1,260) (1,432) +13.7% (2,343) (2,692) +14.9% Net operating income 1,587 1,492 1,471 1,337 1,535 1,554 +1.2% 3,079 3,088 +0.3% Net loan-loss provisions (393) (195) (506) (115) (439) (524) +19.3% (588) (962) +63.6% Other gains (losses) and provisions (20) 8 (38) (96) (46) (19) -57.4% (12) (65) +442.9% Underlying profit before tax 1,174 1,305 926 1,127 1,050 1,011 -3.8% 2,478 2,061 -16.9% Underlying consolidated profit 887 990 749 889 815 782 -4.0% 1,877 1,596 -15.0% Underlying attributable profit 750 831 637 741 806 772 -4.3% 1,581 1,578 -0.2%

74 North America (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 2,177 2,173 2,188 2,199 2,198 2,285 +4.0% 4,349 4,483 +3.1% Net fee income 498 448 412 418 458 479 +4.7% 946 937 -1.0% Gains (losses) on financial transactions and other 345 330 347 209 226 134 -40.5% 676 361 -46.6% Total revenue 3,020 2,951 2,947 2,827 2,882 2,899 +0.6% 5,971 5,780 -3.2% Operating expenses (1,265) (1,309) (1,368) (1,423) (1,298) (1,394) +7.4% (2,574) (2,692) +4.6% Net operating income 1,754 1,642 1,580 1,404 1,583 1,505 -5.0% 3,397 3,088 -9.1% Net loan-loss provisions (435) (212) (547) (116) (453) (510) +12.5% (647) (962) +48.8% Other gains (losses) and provisions (22) 9 (40) (103) (47) (18) -62.0% (13) (65) +396.7% Underlying profit before tax 1,298 1,439 993 1,184 1,083 977 -9.8% 2,737 2,061 -24.7% Underlying consolidated profit 981 1,093 804 936 840 756 -10.0% 2,074 1,596 -23.0% Underlying attributable profit 830 917 684 780 832 746 -10.2% 1,748 1,578 -9.7%

75 United States (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 1,310 1,300 1,332 1,356 1,378 1,499 +8.8% 2,610 2,877 +10.2% Net fee income 241 191 174 176 197 198 +0.5% 432 394 -8.8% Gains (losses) on financial transactions and other 324 318 316 239 236 157 -33.4% 641 394 -38.6% Total revenue 1,875 1,809 1,822 1,771 1,811 1,854 +2.4% 3,684 3,665 -0.5% Operating expenses (748) (783) (815) (850) (798) (883) +10.7% (1,531) (1,682) +9.8% Net operating income 1,127 1,025 1,007 920 1,013 970 -4.2% 2,152 1,984 -7.8% Net loan-loss provisions (165) 9 (294) 31 (256) (338) +32.2% (156) (594) +280.2% Other gains (losses) and provisions (15) 15 (6) (110) (19) 7 — 0 (12) — Underlying profit before tax 947 1,049 708 841 738 640 -13.3% 1,996 1,378 -31.0% Underlying consolidated profit 720 799 575 652 583 507 -13.1% 1,519 1,090 -28.2% Underlying attributable profit 598 655 479 519 583 507 -13.1% 1,253 1,090 -13.0%

76 United States (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 1,445 1,434 1,437 1,417 1,415 1,462 +3.3% 2,879 2,877 -0.1% Net fee income 265 211 187 183 202 192 -4.8% 477 394 -17.3% Gains (losses) on financial transactions and other 357 351 341 246 243 151 -37.8% 708 394 -44.3% Total revenue 2,067 1,997 1,964 1,846 1,860 1,805 -3.0% 4,064 3,665 -9.8% Operating expenses (825) (865) (879) (890) (820) (862) +5.2% (1,689) (1,682) -0.5% Net operating income 1,243 1,132 1,085 956 1,041 943 -9.4% 2,375 1,984 -16.5% Net loan-loss provisions (182) 10 (320) 40 (263) (331) +26.0% (172) (594) +244.6% Other gains (losses) and provisions (16) 16 (6) (119) (20) 8 — 0 (12) — Underlying profit before tax 1,044 1,158 758 876 758 620 -18.2% 2,202 1,378 -37.4% Underlying consolidated profit 794 881 616 679 599 491 -18.0% 1,675 1,090 -34.9% Underlying attributable profit 659 723 514 540 599 491 -18.0% 1,383 1,090 -21.2%

77 United States (USD mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 1,578 1,567 1,569 1,548 1,546 1,597 +3.3% 3,145 3,143 -0.1% Net fee income 290 231 204 200 221 210 -4.8% 521 431 -17.3% Gains (losses) on financial transactions and other 390 383 372 269 265 165 -37.8% 773 430 -44.3% Total revenue 2,258 2,181 2,146 2,016 2,032 1,972 -3.0% 4,439 4,004 -9.8% Operating expenses (901) (945) (960) (973) (895) (942) +5.2% (1,845) (1,837) -0.5% Net operating income 1,358 1,236 1,185 1,044 1,137 1,030 -9.4% 2,594 2,167 -16.5% Net loan-loss provisions (199) 11 (350) 43 (287) (362) +26.0% (188) (649) +244.6% Other gains (losses) and provisions (18) 18 (7) (130) (22) 9 — 0 (13) — Underlying profit before tax 1,141 1,265 828 957 828 677 -18.2% 2,406 1,505 -37.4% Underlying consolidated profit 867 963 673 742 654 536 -18.0% 1,830 1,191 -34.9% Underlying attributable profit 720 790 561 590 654 536 -18.0% 1,510 1,191 -21.2%

78 Mexico (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 661 678 705 730 753 853 +13.3% 1,339 1,606 +20.0% Net fee income 204 210 203 211 245 283 +15.5% 414 529 +27.6% Gains (losses) on financial transactions and other (6) (16) 5 (30) (17) (22) +30.1% (23) (38) +68.0% Total revenue 858 872 913 910 982 1,115 +13.6% 1,730 2,096 +21.2% Operating expenses (373) (379) (425) (466) (432) (498) +15.2% (752) (930) +23.7% Net operating income 485 493 488 444 549 617 +12.3% 978 1,166 +19.2% Net loan-loss provisions (228) (204) (213) (146) (183) (184) +0.5% (432) (367) -15.0% Other gains (losses) and provisions (5) (6) (1) (6) (26) (26) -0.2% (11) (53) +361.0% Underlying profit before tax 253 282 274 292 340 407 +19.6% 535 747 +39.6% Underlying consolidated profit 192 217 227 243 257 308 +19.5% 408 565 +38.4% Underlying attributable profit 177 200 210 228 249 297 +19.3% 378 546 +44.5%

79 Mexico (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 732 738 751 782 782 824 +5.3% 1,470 1,606 +9.3% Net fee income 226 229 216 226 255 274 +7.4% 455 529 +16.2% Gains (losses) on financial transactions and other (7) (18) 6 (32) (17) (21) +21.5% (25) (38) +53.0% Total revenue 950 949 973 975 1,020 1,077 +5.6% 1,900 2,096 +10.3% Operating expenses (413) (413) (454) (500) (449) (481) +7.1% (826) (930) +12.6% Net operating income 537 537 519 475 571 596 +4.4% 1,074 1,166 +8.6% Net loan-loss provisions (252) (222) (226) (156) (190) (177) -7.0% (474) (367) -22.6% Other gains (losses) and provisions (6) (7) (1) (7) (27) (25) -7.6% (13) (53) +319.8% Underlying profit before tax 280 308 292 313 353 393 +11.4% 587 747 +27.1% Underlying consolidated profit 212 236 242 260 267 298 +11.3% 448 565 +26.0% Underlying attributable profit 196 218 225 245 259 287 +11.1% 415 546 +31.6%

80 Mexico (MXN mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 16,201 16,346 16,630 17,312 17,319 18,241 +5.3% 32,547 35,560 +9.3% Net fee income 4,995 5,077 4,781 4,998 5,641 6,061 +7.4% 10,072 11,703 +16.2% Gains (losses) on financial transactions and other (156) (399) 134 (717) (384) (466) +21.5% (556) (850) +53.0% Total revenue 21,039 21,024 21,544 21,592 22,576 23,836 +5.6% 42,063 46,413 +10.3% Operating expenses (9,139) (9,140) (10,048) (11,067) (9,939) (10,646) +7.1% (18,279) (20,585) +12.6% Net operating income 11,900 11,884 11,497 10,525 12,638 13,190 +4.4% 23,784 25,828 +8.6% Net loan-loss provisions (5,582) (4,921) (5,012) (3,445) (4,212) (3,919) -7.0% (10,502) (8,131) -22.6% Other gains (losses) and provisions (127) (151) (30) (154) (606) (559) -7.6% (278) (1,165) +319.8% Underlying profit before tax 6,192 6,813 6,455 6,926 7,820 8,712 +11.4% 13,005 16,532 +27.1% Underlying consolidated profit 4,699 5,229 5,354 5,761 5,921 6,591 +11.3% 9,928 12,512 +26.0% Underlying attributable profit 4,347 4,837 4,972 5,419 5,724 6,362 +11.1% 9,184 12,086 +31.6%

81 Other North America (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 0 0 0 0 0 (0) — 0 0 +32.6% Net fee income 7 8 9 10 1 13 — 14 14 -1.9% Gains (losses) on financial transactions and other (5) (2) 1 (4) 1 4 — (7) 5 — Total revenue 2 5 10 5 2 17 — 7 19 +157.9% Operating expenses (28) (32) (35) (33) (30) (51) +73.1% (59) (81) +36.3% Net operating income (26) (26) (25) (27) (28) (34) +21.6% (52) (62) +18.9% Net loan-loss provisions (0) (0) 0 (0) 0 (1) — (0) (1) — Other gains (losses) and provisions (0) (0) (31) 21 (0) (0) — (1) (1) -15.9% Underlying profit before tax (26) (27) (55) (7) (28) (36) +28.5% (53) (64) +21.2% Underlying consolidated profit (25) (25) (52) (5) (26) (33) +25.8% (50) (59) +17.8% Underlying attributable profit (25) (25) (52) (6) (26) (32) +23.5% (50) (58) +16.8%

82 Other North America (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 0 0 0 0 0 (0) — 0 0 +32.6% Net fee income 7 8 9 10 1 13 — 14 14 -1.9% Gains (losses) on financial transactions and other (5) (2) 1 (4) 1 4 — (7) 5 — Total revenue 2 5 10 5 2 17 — 7 19 +157.9% Operating expenses (28) (32) (35) (33) (30) (51) +73.0% (59) (81) +36.3% Net operating income (26) (26) (25) (27) (28) (34) +21.5% (52) (62) +18.9% Net loan-loss provisions (0) (0) 0 (0) 0 (1) — (0) (1) — Other gains (losses) and provisions (0) (0) (32) 23 (0) (0) — (1) (1) -15.9% Underlying profit before tax (26) (27) (57) (5) (28) (36) +28.4% (53) (64) +21.2% Underlying consolidated profit (25) (25) (54) (4) (26) (33) +25.7% (50) (59) +17.8% Underlying attributable profit (25) (25) (54) (4) (26) (32) +23.4% (50) (58) +16.8%

83 South America (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 2,570 2,756 2,916 3,065 3,037 3,390 +11.6% 5,326 6,427 +20.7% Net fee income 842 928 956 995 1,013 1,162 +14.8% 1,770 2,175 +22.9% Gains (losses) on financial transactions and other 122 85 115 (13) 145 185 +27.6% 207 330 +59.3% Total revenue 3,535 3,768 3,987 4,048 4,195 4,738 +12.9% 7,303 8,933 +22.3% Operating expenses (1,219) (1,299) (1,398) (1,464) (1,484) (1,669) +12.5% (2,518) (3,153) +25.2% Net operating income 2,316 2,469 2,589 2,583 2,711 3,069 +13.2% 4,785 5,780 +20.8% Net loan-loss provisions (683) (809) (892) (867) (999) (1,335) +33.6% (1,492) (2,333) +56.4% Other gains (losses) and provisions (132) (55) (124) (162) (151) (130) -13.8% (188) (281) +49.7% Underlying profit before tax 1,500 1,605 1,573 1,554 1,561 1,604 +2.7% 3,105 3,165 +1.9% Underlying consolidated profit 903 1,011 961 998 1,052 1,215 +15.5% 1,914 2,268 +18.5% Underlying attributable profit 770 868 823 855 900 1,046 +16.3% 1,639 1,946 +18.7%

84 South America (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 2,872 3,016 3,144 3,390 3,151 3,276 +4.0% 5,888 6,427 +9.2% Net fee income 952 1,026 1,027 1,099 1,051 1,124 +6.9% 1,978 2,175 +10.0% Gains (losses) on financial transactions and other 146 96 130 (5) 157 174 +10.6% 242 330 +36.5% Total revenue 3,970 4,138 4,301 4,484 4,359 4,574 +4.9% 8,108 8,933 +10.2% Operating expenses (1,327) (1,399) (1,485) (1,596) (1,530) (1,623) +6.1% (2,726) (3,153) +15.7% Net operating income 2,643 2,739 2,816 2,889 2,829 2,951 +4.3% 5,382 5,780 +7.4% Net loan-loss provisions (785) (908) (980) (981) (1,047) (1,287) +22.9% (1,693) (2,333) +37.8% Other gains (losses) and provisions (145) (56) (132) (175) (156) (126) -19.2% (201) (281) +40.0% Underlying profit before tax 1,713 1,775 1,704 1,733 1,627 1,538 -5.4% 3,488 3,165 -9.3% Underlying consolidated profit 1,012 1,104 1,034 1,102 1,093 1,175 +7.5% 2,117 2,268 +7.1% Underlying attributable profit 870 955 887 946 936 1,010 +7.9% 1,825 1,946 +6.6%

85 Brazil (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 1,778 1,917 2,081 2,091 2,143 2,279 +6.4% 3,696 4,421 +19.6% Net fee income 632 698 696 701 743 857 +15.4% 1,330 1,600 +20.3% Gains (losses) on financial transactions and other 109 64 103 5 133 238 +78.2% 173 371 +114.7% Total revenue 2,519 2,680 2,880 2,797 3,019 3,374 +11.8% 5,199 6,393 +23.0% Operating expenses (723) (779) (864) (870) (930) (1,022) +9.9% (1,502) (1,951) +29.9% Net operating income 1,797 1,900 2,017 1,927 2,089 2,352 +12.6% 3,697 4,442 +20.1% Net loan-loss provisions (549) (674) (757) (735) (852) (1,163) +36.6% (1,222) (2,015) +64.8% Other gains (losses) and provisions (96) (28) (89) (103) (114) (43) -62.2% (124) (157) +26.4% Underlying profit before tax 1,152 1,198 1,170 1,090 1,123 1,146 +2.0% 2,350 2,270 -3.4% Underlying consolidated profit 623 683 653 624 700 819 +16.9% 1,306 1,519 +16.3% Underlying attributable profit 560 617 580 562 627 737 +17.5% 1,178 1,365 +15.9%

86 Brazil (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 2,122 2,210 2,322 2,415 2,266 2,155 -4.9% 4,332 4,421 +2.1% Net fee income 754 805 775 810 786 814 +3.7% 1,559 1,600 +2.6% Gains (losses) on financial transactions and other 130 73 115 6 141 230 +63.0% 203 371 +83.2% Total revenue 3,007 3,088 3,212 3,231 3,193 3,200 +0.2% 6,094 6,393 +4.9% Operating expenses (862) (898) (964) (1,005) (983) (968) -1.6% (1,761) (1,951) +10.8% Net operating income 2,144 2,189 2,248 2,226 2,210 2,232 +1.0% 4,334 4,442 +2.5% Net loan-loss provisions (655) (778) (847) (849) (901) (1,114) +23.6% (1,433) (2,015) +40.6% Other gains (losses) and provisions (115) (31) (100) (118) (121) (36) -69.8% (146) (157) +7.8% Underlying profit before tax 1,375 1,380 1,300 1,259 1,188 1,081 -9.0% 2,755 2,270 -17.6% Underlying consolidated profit 743 787 726 721 741 778 +5.1% 1,530 1,519 -0.8% Underlying attributable profit 668 712 644 649 664 701 +5.7% 1,380 1,365 -1.1%

87 Brazil (BRL mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 11,731 12,215 12,834 13,348 12,527 11,912 -4.9% 23,946 24,439 +2.1% Net fee income 4,169 4,450 4,285 4,476 4,342 4,501 +3.7% 8,619 8,844 +2.6% Gains (losses) on financial transactions and other 718 402 635 35 780 1,272 +63.0% 1,120 2,052 +83.2% Total revenue 16,618 17,067 17,755 17,859 17,650 17,685 +0.2% 33,686 35,335 +4.9% Operating expenses (4,767) (4,966) (5,330) (5,554) (5,435) (5,350) -1.6% (9,732) (10,785) +10.8% Net operating income 11,852 12,102 12,425 12,306 12,215 12,335 +1.0% 23,953 24,550 +2.5% Net loan-loss provisions (3,619) (4,302) (4,683) (4,693) (4,980) (6,157) +23.6% (7,921) (11,137) +40.6% Other gains (losses) and provisions (633) (172) (555) (655) (666) (201) -69.8% (805) (868) +7.8% Underlying profit before tax 7,599 7,628 7,187 6,958 6,569 5,976 -9.0% 15,227 12,545 -17.6% Underlying consolidated profit 4,109 4,350 4,013 3,986 4,094 4,301 +5.1% 8,460 8,396 -0.8% Underlying attributable profit 3,695 3,935 3,562 3,589 3,668 3,876 +5.7% 7,630 7,544 -1.1%

88 Chile (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 497 511 467 508 483 554 +14.8% 1,008 1,038 +3.0% Net fee income 95 96 104 100 112 110 -2.1% 190 222 +16.4% Gains (losses) on financial transactions and other 22 30 12 14 55 43 -22.1% 53 98 +85.6% Total revenue 614 637 582 622 650 707 +8.7% 1,251 1,357 +8.5% Operating expenses (236) (245) (229) (233) (234) (255) +8.8% (481) (489) +1.7% Net operating income 378 392 354 389 416 452 +8.7% 770 868 +12.7% Net loan-loss provisions (100) (82) (84) (75) (95) (110) +16.4% (182) (205) +12.8% Other gains (losses) and provisions (1) 5 (5) (14) 1 (19) — 3 (17) — Underlying profit before tax 277 315 265 300 322 323 +0.2% 591 646 +9.2% Underlying consolidated profit 222 245 206 254 267 292 +9.3% 467 560 +19.9% Underlying attributable profit 152 168 142 174 188 204 +8.6% 321 391 +22.1%

89 Chile (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 480 489 472 529 485 553 +14.0% 969 1,038 +7.0% Net fee income 92 92 104 104 112 109 -2.8% 183 222 +21.0% Gains (losses) on financial transactions and other 22 29 12 15 55 43 -22.7% 51 98 +93.0% Total revenue 593 610 589 649 652 705 +8.0% 1,203 1,357 +12.8% Operating expenses (228) (235) (231) (243) (235) (254) +8.1% (463) (489) +5.7% Net operating income 366 375 358 406 417 451 +8.0% 741 868 +17.2% Net loan-loss provisions (97) (78) (85) (79) (95) (110) +15.6% (175) (205) +17.3% Other gains (losses) and provisions (1) 4 (5) (14) 1 (19) — 3 (17) — Underlying profit before tax 267 301 268 313 324 322 -0.5% 569 646 +13.5% Underlying consolidated profit 214 235 209 263 268 291 +8.5% 449 560 +24.6% Underlying attributable profit 147 161 143 180 188 203 +7.9% 308 391 +26.9%

90 Chile (CLP mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 433,496 441,440 425,810 477,726 437,644 498,964 +14.0% 874,937 936,608 +7.0% Net fee income 82,698 82,631 94,239 94,052 101,410 98,614 -2.8% 165,329 200,024 +21.0% Gains (losses) on financial transactions and other 19,479 26,231 11,153 13,672 49,773 38,455 -22.7% 45,710 88,228 +93.0% Total revenue 535,673 550,302 531,201 585,451 588,826 636,034 +8.0% 1,085,975 1,224,860 +12.8% Operating expenses (205,743) (211,816) (208,503) (219,346) (212,156) (229,397) +8.1% (417,559) (441,553) +5.7% Net operating income 329,930 338,486 322,698 366,105 376,671 406,636 +8.0% 668,416 783,307 +17.2% Net loan-loss provisions (87,495) (70,398) (76,361) (71,581) (85,876) (99,311) +15.6% (157,893) (185,187) +17.3% Other gains (losses) and provisions (1,155) 4,015 (4,609) (12,242) 1,288 (16,704) — 2,860 (15,416) — Underlying profit before tax 241,279 272,103 241,729 282,282 292,083 290,621 -0.5% 513,382 582,704 +13.5% Underlying consolidated profit 193,299 212,074 188,354 237,659 242,277 262,963 +8.5% 405,373 505,241 +24.6% Underlying attributable profit 132,850 145,483 129,423 162,734 169,969 183,357 +7.9% 278,333 353,326 +26.9%

91 Argentina (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 203 234 267 361 300 432 +44.1% 437 732 +67.4% Net fee income 74 87 110 149 121 143 +18.6% 161 264 +63.4% Gains (losses) on financial transactions and other (16) (22) (13) (47) (57) (117) +106.7% (38) (174) +363.8% Total revenue 261 300 364 463 364 458 +25.8% 561 821 +46.4% Operating expenses (171) (179) (204) (252) (217) (260) +20.1% (349) (477) +36.5% Net operating income 91 121 160 211 147 198 +34.3% 212 345 +62.9% Net loan-loss provisions (14) (35) (40) (52) (39) (33) -15.2% (48) (72) +48.0% Other gains (losses) and provisions (34) (31) (29) (42) (38) (67) +78.4% (65) (105) +61.0% Underlying profit before tax 42 55 91 117 71 97 +38.0% 98 168 +71.5% Underlying consolidated profit 45 62 72 93 60 86 +44.6% 107 146 +36.6% Underlying attributable profit 44 62 72 92 59 86 +44.8% 106 145 +37.2%

92 Argentina (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 167 212 237 331 283 449 +58.9% 379 732 +92.9% Net fee income 61 79 98 136 114 150 +31.9% 140 264 +88.3% Gains (losses) on financial transactions and other (13) (20) (12) (42) (54) (121) +125.4% (33) (174) +434.4% Total revenue 216 271 323 424 343 479 +39.6% 487 821 +68.7% Operating expenses (141) (162) (181) (231) (204) (273) +33.5% (303) (477) +57.3% Net operating income 75 109 141 193 139 206 +48.6% 184 345 +87.7% Net loan-loss provisions (11) (31) (35) (48) (37) (35) -4.0% (42) (72) +70.6% Other gains (losses) and provisions (28) (28) (26) (39) (36) (70) +95.4% (57) (105) +85.5% Underlying profit before tax 35 50 81 107 66 101 +52.5% 85 168 +97.7% Underlying consolidated profit 37 56 64 85 56 90 +59.5% 93 146 +57.4% Underlying attributable profit 37 55 64 85 56 89 +59.7% 92 145 +58.0%

93 Argentina (ARS mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 21,907 27,724 30,984 43,242 36,978 58,765 +58.9% 49,631 95,742 +92.9% Net fee income 7,977 10,342 12,802 17,770 14,875 19,625 +31.9% 18,318 34,500 +88.3% Gains (losses) on financial transactions and other (1,686) (2,575) (1,558) (5,521) (6,999) (15,773) +125.4% (4,261) (22,773) +434.4% Total revenue 28,197 35,490 42,227 55,491 44,854 62,616 +39.6% 63,688 107,469 +68.7% Operating expenses (18,420) (21,246) (23,720) (30,259) (26,714) (35,664) +33.5% (39,666) (62,377) +57.3% Net operating income 9,777 14,245 18,507 25,232 18,140 26,952 +48.6% 24,022 45,092 +87.7% Net loan-loss provisions (1,503) (4,003) (4,603) (6,219) (4,791) (4,601) -4.0% (5,506) (9,393) +70.6% Other gains (losses) and provisions (3,691) (3,717) (3,358) (5,064) (4,654) (9,093) +95.4% (7,409) (13,747) +85.5% Underlying profit before tax 4,582 6,524 10,546 13,949 8,695 13,258 +52.5% 11,107 21,952 +97.7% Underlying consolidated profit 4,828 7,288 8,383 11,151 7,352 11,724 +59.5% 12,116 19,076 +57.4% Underlying attributable profit 4,798 7,240 8,327 11,075 7,326 11,698 +59.7% 12,038 19,024 +58.0%

94 Other South America (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 92 93 102 105 111 125 +12.2% 185 236 +27.4% Net fee income 41 46 45 46 38 52 +38.8% 88 90 +2.9% Gains (losses) on financial transactions and other 7 13 13 14 13 22 +62.4% 19 35 +83.1% Total revenue 140 152 160 166 162 199 +22.6% 292 362 +23.7% Operating expenses (90) (96) (101) (110) (104) (132) +27.4% (185) (236) +27.3% Net operating income 51 56 59 55 59 67 +14.0% 107 126 +17.5% Net loan-loss provisions (20) (19) (11) (4) (13) (28) +113.4% (39) (41) +5.5% Other gains (losses) and provisions (1) (1) (1) (4) (1) (1) +59.9% (2) (2) +30.8% Underlying profit before tax 30 37 47 47 45 37 -16.2% 66 82 +24.3% Underlying consolidated profit 13 21 29 27 25 18 -28.1% 34 43 +25.4% Underlying attributable profit 14 21 29 27 25 19 -25.4% 35 44 +26.7%

95 Other South America (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 102 105 113 115 117 119 +2.3% 207 236 +14.3% Net fee income 45 51 50 49 40 51 +27.8% 96 90 -5.7% Gains (losses) on financial transactions and other 8 14 14 16 14 21 +52.0% 21 35 +65.8% Total revenue 154 169 177 180 170 191 +12.3% 323 362 +11.8% Operating expenses (96) (103) (108) (117) (107) (129) +19.8% (199) (236) +18.5% Net operating income 59 66 69 64 63 63 -0.5% 124 126 +1.0% Net loan-loss provisions (22) (21) (13) (5) (14) (27) +97.4% (43) (41) -4.2% Other gains (losses) and provisions (1) (1) (1) (4) (1) (1) +44.4% (2) (2) +17.6% Underlying profit before tax 35 44 56 55 48 34 -29.6% 79 82 +3.4% Underlying consolidated profit 18 27 36 33 28 15 -44.0% 44 43 -2.8% Underlying attributable profit 18 27 36 32 28 16 -41.5% 45 44 -1.6%

96 Digital Consumer Bank (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 996 1,015 1,017 1,014 1,020 1,012 -0.7% 2,010 2,032 +1.1% Net fee income 188 206 222 204 206 219 +6.1% 395 425 +7.5% Gains (losses) on financial transactions and other 59 21 71 86 86 30 -65.0% 80 116 +44.4% Total revenue 1,244 1,242 1,309 1,304 1,312 1,261 -3.9% 2,486 2,573 +3.5% Operating expenses (600) (613) (591) (600) (645) (603) -6.5% (1,214) (1,248) +2.8% Net operating income 643 629 718 704 667 658 -1.3% 1,272 1,325 +4.2% Net loan-loss provisions (166) (142) (141) (78) (148) (139) -5.9% (308) (287) -6.8% Other gains (losses) and provisions (31) (45) (43) (74) (17) (11) -36.3% (76) (28) -62.9% Underlying profit before tax 446 442 534 551 502 508 +1.3% 888 1,010 +13.7% Underlying consolidated profit 330 329 420 432 391 385 -1.4% 658 777 +17.9% Underlying attributable profit 249 236 324 355 282 290 +2.8% 485 572 +17.9%

97 Digital Consumer Bank (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 1,003 1,017 1,023 1,014 1,018 1,014 -0.5% 2,020 2,032 +0.6% Net fee income 189 206 222 204 206 219 +6.2% 395 425 +7.5% Gains (losses) on financial transactions and other 61 23 72 86 86 30 -64.8% 83 116 +38.9% Total revenue 1,252 1,246 1,317 1,305 1,310 1,263 -3.6% 2,499 2,573 +3.0% Operating expenses (603) (614) (593) (600) (644) (604) -6.3% (1,217) (1,248) +2.5% Net operating income 649 632 723 705 666 659 -1.1% 1,281 1,325 +3.4% Net loan-loss provisions (167) (142) (142) (78) (148) (139) -5.8% (309) (287) -7.0% Other gains (losses) and provisions (31) (44) (43) (74) (17) (11) -36.1% (75) (28) -62.6% Underlying profit before tax 452 446 538 553 501 509 +1.5% 897 1,010 +12.5% Underlying consolidated profit 334 333 423 432 391 386 -1.2% 667 777 +16.5% Underlying attributable profit 254 239 327 356 281 290 +3.2% 493 572 +16.0%

98 Corporate Centre (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income (133) (164) (162) (165) (172) (181) +5.0% (297) (353) +18.9% Net fee income (5) (8) (2) (12) (3) 2 — (13) (1) -92.8% Gains (losses) on financial transactions and other (41) (67) (60) 0 (126) (267) +112.7% (107) (393) +265.7% Total revenue (179) (239) (224) (177) (301) (446) +48.1% (418) (747) +78.8% Operating expenses (79) (81) (89) (97) (87) (92) +6.0% (160) (179) +12.3% Net operating income (258) (319) (314) (274) (388) (538) +38.7% (577) (926) +60.4% Net loan-loss provisions (154) (9) (6) 13 (1) (4) +268.2% (163) (5) -96.7% Other gains (losses) and provisions (33) (33) (43) (82) (48) (34) -28.2% (66) (82) +25.0% Underlying profit before tax (445) (361) (362) (343) (437) (577) +32.0% (806) (1,014) +25.8% Underlying consolidated profit (402) (409) (420) (303) (462) (577) +24.9% (811) (1,040) +28.2% Underlying attributable profit (402) (410) (420) (303) (462) (577) +25.0% (812) (1,040) +28.1%

99 Retail Banking (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 7,286 7,573 7,770 7,966 8,094 8,620 +6.5% 14,859 16,714 +12.5% Net fee income 1,721 1,768 1,754 1,801 1,816 1,975 +8.8% 3,489 3,791 +8.7% Gains (losses) on financial transactions and other 349 297 438 145 184 (55) — 647 130 -80.0% Total revenue 9,357 9,638 9,962 9,912 10,095 10,541 +4.4% 18,995 20,635 +8.6% Operating expenses (4,137) (4,229) (4,309) (4,429) (4,399) (4,626) +5.1% (8,366) (9,025) +7.9% Net operating income 5,220 5,409 5,654 5,483 5,695 5,915 +3.9% 10,629 11,610 +9.2% Net loan-loss provisions (1,783) (1,724) (2,190) (1,384) (2,111) (2,621) +24.2% (3,507) (4,732) +34.9% Other gains (losses) and provisions (398) (454) (442) (759) (425) (456) +7.2% (852) (881) +3.4% Underlying profit before tax 3,039 3,231 3,022 3,340 3,159 2,838 -10.2% 6,270 5,997 -4.4% Underlying consolidated profit 2,034 2,212 2,150 2,338 2,311 2,188 -5.3% 4,246 4,499 +5.9% Underlying attributable profit 1,728 1,848 1,822 1,991 2,055 1,936 -5.8% 3,576 3,991 +11.6%

100 Retail Banking (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 7,798 8,018 8,142 8,382 8,250 8,464 +2.6% 15,816 16,714 +5.7% Net fee income 1,835 1,861 1,820 1,892 1,850 1,941 +4.9% 3,696 3,791 +2.6% Gains (losses) on financial transactions and other 380 337 474 147 190 (60) — 717 130 -81.9% Total revenue 10,012 10,216 10,437 10,420 10,290 10,346 +0.5% 20,229 20,635 +2.0% Operating expenses (4,347) (4,421) (4,468) (4,601) (4,462) (4,563) +2.2% (8,768) (9,025) +2.9% Net operating income 5,666 5,796 5,969 5,819 5,827 5,783 -0.8% 11,461 11,610 +1.3% Net loan-loss provisions (1,928) (1,835) (2,317) (1,494) (2,172) (2,560) +17.8% (3,763) (4,732) +25.8% Other gains (losses) and provisions (411) (459) (450) (779) (430) (451) +4.8% (870) (881) +1.2% Underlying profit before tax 3,326 3,502 3,202 3,545 3,225 2,772 -14.0% 6,828 5,997 -12.2% Underlying consolidated profit 2,210 2,387 2,269 2,467 2,356 2,143 -9.0% 4,597 4,499 -2.1% Underlying attributable profit 1,884 2,002 1,927 2,101 2,097 1,894 -9.7% 3,887 3,991 +2.7%

101 Corporate & Investment Banking (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 690 716 729 785 786 928 +18.1% 1,407 1,714 +21.8% Net fee income 462 427 433 422 521 506 -3.0% 889 1,027 +15.5% Gains (losses) on financial transactions and other 466 108 237 144 456 416 -8.7% 574 872 +51.9% Total revenue 1,618 1,252 1,399 1,351 1,763 1,849 +4.9% 2,869 3,612 +25.9% Operating expenses (545) (560) (595) (679) (615) (673) +9.5% (1,105) (1,289) +16.6% Net operating income 1,073 691 804 672 1,148 1,176 +2.5% 1,764 2,324 +31.7% Net loan-loss provisions (49) (20) (11) (71) 13 10 -25.3% (69) 23 — Other gains (losses) and provisions (29) 22 (3) (7) (19) (36) +93.1% (8) (55) — Underlying profit before tax 995 693 790 594 1,142 1,149 +0.7% 1,688 2,291 +35.7% Underlying consolidated profit 705 508 579 458 813 824 +1.4% 1,213 1,637 +35.0% Underlying attributable profit 670 469 540 433 759 772 +1.7% 1,140 1,531 +34.3%

102 Corporate & Investment Banking (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 723 749 755 813 799 915 +14.5% 1,472 1,714 +16.4% Net fee income 486 448 446 435 529 498 -5.9% 934 1,027 +9.9% Gains (losses) on financial transactions and other 492 107 240 150 465 406 -12.7% 599 872 +45.5% Total revenue 1,701 1,304 1,441 1,398 1,793 1,819 +1.4% 3,005 3,612 +20.2% Operating expenses (569) (583) (614) (701) (624) (665) +6.5% (1,152) (1,289) +11.9% Net operating income 1,132 722 827 697 1,169 1,154 -1.3% 1,853 2,324 +25.4% Net loan-loss provisions (47) (22) (13) (71) 13 10 -26.8% (69) 23 — Other gains (losses) and provisions (30) 29 (3) (10) (19) (36) +89.4% (1) (55) — Underlying profit before tax 1,054 729 810 616 1,163 1,128 -3.1% 1,783 2,291 +28.5% Underlying consolidated profit 741 531 591 472 826 811 -1.8% 1,272 1,637 +28.7% Underlying attributable profit 702 490 550 446 771 760 -1.4% 1,193 1,531 +28.4%

103 Wealth Management & Insurance (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 113 115 122 127 145 184 +26.4% 228 329 +44.3% Net fee income 289 306 315 336 321 334 +4.0% 596 655 +9.9% Gains (losses) on financial transactions and other 126 114 209 68 120 118 -2.3% 240 238 -0.8% Total revenue 528 535 646 531 587 635 +8.3% 1,063 1,222 +14.9% Operating expenses (223) (225) (228) (238) (244) (252) +3.1% (449) (496) +10.5% Net operating income 305 310 418 293 343 384 +12.0% 615 726 +18.1% Net loan-loss provisions (4) (6) (10) (18) 0 (9) — (10) (8) -14.5% Other gains (losses) and provisions (4) (3) 16 (3) (5) (8) +66.6% (7) (13) +103.9% Underlying profit before tax 298 301 424 272 338 367 +8.5% 598 705 +17.7% Underlying consolidated profit 225 229 317 214 260 286 +10.1% 454 546 +20.2% Underlying attributable profit 214 219 306 202 245 270 +10.3% 432 515 +19.2%

104 Wealth Management & Insurance (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income 117 120 125 130 147 182 +23.8% 237 329 +39.0% Net fee income 303 319 325 344 325 330 +1.6% 622 655 +5.2% Gains (losses) on financial transactions and other 130 117 212 73 123 115 -6.2% 247 238 -3.7% Total revenue 551 555 662 547 595 627 +5.4% 1,106 1,222 +10.5% Operating expenses (234) (236) (236) (245) (248) (248) +0.2% (470) (496) +5.5% Net operating income 317 319 425 302 347 379 +9.2% 636 726 +14.2% Net loan-loss provisions (4) (6) (10) (19) 0 (9) — (10) (8) -13.8% Other gains (losses) and provisions (4) (3) 16 (3) (5) (8) +64.2% (6) (13) +106.2% Underlying profit before tax 309 311 431 280 342 362 +5.7% 620 705 +13.7% Underlying consolidated profit 233 238 323 221 264 282 +7.0% 471 546 +15.9% Underlying attributable profit 222 227 312 209 249 267 +7.3% 448 515 +14.9%

105 PagoNxt (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income (1) (1) 0 3 2 3 +85.6% (2) 5 — Net fee income 81 127 140 144 157 222 +41.2% 209 379 +82.0% Gains (losses) on financial transactions and other (14) (4) 4 14 3 11 +244.8% (17) 14 — Total revenue 67 123 144 161 162 236 +45.6% 189 398 +110.1% Operating expenses (136) (162) (181) (194) (190) (258) +35.6% (298) (447) +50.2% Net operating income (69) (40) (36) (33) (28) (22) -22.2% (108) (50) -54.3% Net loan-loss provisions (2) (2) (2) (3) (3) (9) +222.5% (5) (11) +142.2% Other gains (losses) and provisions (2) (3) (34) 1 (1) (3) +171.4% (5) (4) -28.6% Underlying profit before tax (73) (46) (73) (35) (32) (33) +4.6% (118) (64) -45.5% Underlying consolidated profit (72) (56) (79) (44) (53) (48) -8.8% (128) (101) -21.2% Underlying attributable profit (72) (56) (79) (47) (54) (50) -7.6% (127) (104) -18.5%

106 PagoNxt (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q2'22 / Q1'22 H1'21 H1'22 H1'22 / H1'21 Net interest income (1) (1) (0) 3 2 3 +72.1% (2) 5 — Net fee income 91 141 152 159 164 215 +30.9% 232 379 +63.3% Gains (losses) on financial transactions and other (14) (3) 4 14 3 11 +231.0% (17) 14 — Total revenue 76 137 156 176 169 229 +35.0% 213 398 +86.8% Operating expenses (143) (170) (187) (203) (194) (253) +30.5% (313) (447) +42.9% Net operating income (67) (33) (32) (27) (25) (25) -0.3% (100) (50) -50.5% Net loan-loss provisions (3) (3) (3) (4) (3) (8) +198.9% (5) (11) +107.2% Other gains (losses) and provisions (2) (4) (35) 1 (1) (3) +153.4% (5) (4) -31.6% Underlying profit before tax (71) (39) (69) (30) (29) (36) +24.8% (111) (64) -41.8% Underlying consolidated profit (71) (52) (77) (40) (51) (49) -3.4% (124) (101) -18.6% Underlying attributable profit (71) (52) (77) (43) (53) (51) -2.7% (123) (104) -15.8%

107 Appendix Primary and Secondary segments Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Responsible Banking Quarterly income statements Glossary

108 Glossary - Acronyms ❑ ALCO: Assets and Liabilities Committee ❑ AT1: Additional Tier 1 ❑ AuM: Assets under Management ❑ BFG: Deposit Guarantee Fund in Poland ❑ bn: Billion ❑ Bps: basis points ❑ CET1: Common equity tier 1 ❑ CIB: Corporate & Investment Bank ❑ CoR: Cost of credit / cost of risk ❑ Covid-19: Coronavirus Disease 19 ❑ DGF: Deposit guarantee fund ❑ DPS: Dividend per share ❑ HQLA: High quality liquid asset ❑ FL: Fully-loaded ❑ FX: Foreign exchange ❑ EPS: Earning per share ❑ ESG: Environmental, social and governance ❑ FY: Full year ❑ HTC&S: Held to collect and sell ❑ IFRS 9: International Financial Reporting Standard 9, regarding financial instruments ❑ LLPs: Loan-loss provisions ❑ M/LT: Medium- and long-term ❑ MKS: Market share ❑ mn: million ❑ MREL: Minimum requirement for eligible liabilities ❑ NII: Net interest income ❑ NIM: Net interest margin ❑ NPL: Non-performing loans ❑ NPS: Net promoter score ❑ PBT: Profit before tax ❑ P&L: Profit and loss ❑ PoS: Point of Sale ❑ Pp: percentage points ❑ PPP: Pre-provision profit ❑ QoQ: Quarter-on-Quarter ❑ Repos: Repurchase agreements ❑ RoRWA: Return on risk-weighted assets ❑ RoTE: Return on tangible equity ❑ RWA: Risk-weighted assets ❑ SAM: Santander Asset Management ❑ SBNA: Santander Bank NA ❑ SCIB: Santander Corporate & Investment Banking ❑ SC USA: Santander Consumer USA ❑ SME: Small and Medium Enterprises ❑ SRF: Single Resolution Fund ❑ ST: Short term ❑ T1/T2: Tier 1 / Tier 2 ❑ TLAC: Total loss absorbing capacity ❑ TNAV: Tangible net asset value ❑ TPV: Total Payments Volume ❑ UX: User experience ❑ YoY: Year-on-Year ❑ YTD: Year to date ❑ WM&I: Wealth Management & Insurance

109 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using 7 months from December to June. For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualized underlying attributable profit to which said results are added without annualizing. For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing. The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortisations VOLUMES ✓ Loans: Gross loans and advances to customers (excl. reverse repos) ✓ Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK ✓ NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired ✓ Total coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted ✓ Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets DIGITAL ✓ Digital customers: every physical or legal person, that, being part of a commercial bank, has logged in its personal area of internet banking or mobile phone or both in the last 30 days ✓ Transactions monetary & voluntary: customer interaction through mobile or internet banking which resulted in a change of balance. ATM transactions are not included ✓ Digital sales: percentage of new contracts executed through digital channels during the period. Digital sales as % of total sales

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    28 July 2022 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer